FIREFLY NEUROSCIENCE, INC.

2023 Annual Report to Stockholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2023
or
☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number: 001-41092



WAVEDANCER, INC.

(Exact name of registrant as specified in its charter)

Delaware	**54-1167364**
State or other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)
12015 Lee Jackson Memorial Highway Ste 210	**22033**
Fairfax, Virginia	
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(703) 383-3000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	**WAVD**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the 1,657,105 shares of common stock held by non-affiliates of the registrant based on the closing price of the registrant's common stock on June 30, 2023, was approximately $5,054,170. For purposes of this computation, all officers, directors and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors or 10% beneficial owners are, in fact, affiliates of the registrant.

As of March 15, 2024, there were 2,013,180 outstanding shares of the registrant's common stock.

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TABLE OF CONTENTS

PART I   6

Item 1.	Business	6
Item 1A.	Risk Factors	9
Item 1B.	Unresolved Staff Comments	20
Item 1C.	Cybersecurity	20
Item 2.	Properties	20
Item 3.	Legal Proceedings	20
Item 4.	Mine Safety Disclosures	20

PART II   21

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	21
Item 6.	[Reserved]	21
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	22
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	26
Item 8.	Financial Statements and Supplementary Data	26
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	26
Item 9A.	Controls and Procedures	26
Item 9B.	Other Information	27
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	27

PART III   28

Item 10.	Directors, Executive Officers and Corporate Governance	28
Item 11.	Executive Compensation	33
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	36
Item 13.	Certain Relationships and Related Transactions, and Director Independence	37
Item 14.	Principal Accounting Fees and Services	37

PART IV   38

Item 15.	Exhibits, Financial Statement Schedules	38
Item 16.	Form 10-K Summary	38

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS   F-1

SIGNATURES   50

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Cautionary Statement Regarding Forward-Looking Statement

This Form 10-K contains forward-looking statements regarding our business, customer prospects, or other factors that may affect future earnings or financial results that are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expect," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "intends," "potential" and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and represent our estimates and assumptions only as of the date of this report. Except as required by law, we assume no obligation to update any forward-looking statements after the date of this report.

Additionally, these forward-looking statements are based on assumptions and are subject to risks and uncertainties which could cause actual results to vary materially from those expressed in the forward-looking statements. These risks include, among others, those detailed under the heading "Risk Factors Summary" and under the heading "Risk Factors" in Item 1A of this report. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Investors should read and understand the risk factors detailed in this report and in other filings with the Securities and Exchange Commission ("SEC").

RISK FACTORS SUMMARY

On November 15, 2023, we executed an Agreement and Plan of Merger with Firefly Neuroscience, Inc. ("Firefly"). Pursuant to this agreement, Firefly will merge with a subsidiary we have organized, and we will be selling our entire business which is conducted through our Tellenger subsidiary. The following Risk Factors only will be relevant to our business if the merger with Firefly is not consummated. The risk factors that will pertain to the merger can be found in the proxy statement/prospectus contained in a Form S-4 registration statement which we filed with the Securities Exchange Commission, a copy of which can obtained on our website, www.wavedancer.com, or from the SEC website, www.sec.gov. You are encouraged to review those risk factors in conjunction with the risk factors appearing below.

Our business, financial condition, and operating results may be affected by a number of factors, whether currently known or unknown. Any one or more of such factors could directly or indirectly cause our actual results of operations and financial condition to vary materially from past or anticipated future results of operations and financial condition. Any of these factors, in whole or in part, could materially and adversely affect our business, financial condition, results of operations, and stock price. We have provided a summary of some of these risks below, with a more detailed explanation of the risks applicable to us in Part I, Item 1A. "Risk Factors" and elsewhere in this report.

- Recent, past and future acquisitions and investments could disrupt our business and harm our financial condition and operating results.
- A portion of our revenue is expected to be generated by sales to government entities, which are subject to a number of challenges and risks.
- We face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition, and results of operations.
- We rely on our management team and other key employees and will need additional personnel to grow our business, and the loss of one or more key employees or our inability to hire, integrate, train and retain qualified personnel, including members for our board of directors, could harm our business.
- We are dependent on a few key customer contracts for a significant portion of our future revenue, and a significant reduction in services to one or more of these contracts would reduce our future revenue and harm our anticipated operating results.
- Our proprietary rights may be difficult to enforce or protect, which could enable others to copy or use aspects of our products without compensating us.
- We are dependent on information technology, and disruptions, failures or security breaches of our information technology infrastructure could have a material adverse effect on our operations.
- Failure to comply with governmental laws and regulations could harm our business.
- Our failure to raise additional capital or generate the significant capital necessary to expand our operations could reduce our ability to compete and could harm our business.
- The requirements of being a public company may strain our resources, divert management's attention, and affect our ability to attract and retain qualified board members.
- If we are not able to maintain and enhance our brand and our reputation as a provider of high-quality technology related services, our business and results of operations may be adversely affected.

PART I

Item 1.   Business

WaveDancer, Inc. ("WaveDancer" or the "Company") was originally founded as Information Analysis Incorporated in 1979 as a pioneering information technology consulting and systems engineering company, focused on helping government and commercial organizations move into the information age. In the early 2000s, the Company began specializing in modernization and business transformation to help organizations increase productivity, gain efficiencies, and improve their results through technological transformations. With our acquisition in 2021 of Tellenger, Inc. ("Tellenger"), an IT consulting and software development firm, we acquired competencies in web-based solutions, software development, and data analytics. In December 2021, we reorganized our professional services practice into Tellenger, and as a result, our professional services capabilities were consolidated under a single entity. Soon after the Company also converted from a Virginia corporation to a Delaware corporation.

On March 17, 2023, the Company sold effectively 75.1% of the equity of its Gray Matters, Inc. subsidiary ("GMI" or "Gray Matters") to Gray Matters Data Corporation ("GMDC"). The Company's retained interest in GMI of 24.9% was initially accounted for as an equity method investment. Subsequent to the sale the Company discontinued consolidating GMI and the Company has reflected GMI as a discontinued operation in its consolidated statements of operations for all periods presented. Unless otherwise noted, all amounts and disclosures throughout this Item 1 relate to the Company's continuing operations. See Note 2 to the consolidated financial statements for further information about the sale transaction, the deconsolidation of GMI, and treatment of GMI as a discontinued operation. On August 9, 2023, the Company sold its remaining 24.9% interest in GMI to GMDC. On August 9, 2023, the Company sold its remaining equity interest in GMDC in exchange for $400,000 in cash, and recognized a gain on sale of $64,525. As of December 31, 2023 the Company has no equity method investment in GMDC, nor any other equity exposure to the GMI business.

Helping organizations achieve their enterprise digital transformation goals, Tellenger applies its technology, services and experience to migrating and modernizing legacy software, developing web-based and mobile device solutions - including dynamic electronic forms development and conversion - as well as data analytics. We have modernized over 100 million lines of COBOL code for over 35 governmental and commercial customers. We maintain a pool of skilled COBOL programmers, providing us with a competitive advantage as the labor pool of such programmers is shrinking as aging software professionals retire.

The Company believes combining web-based solutions and IT enterprise capabilities with system modernization will provide us with the skill sets that are needed to help organizations achieve their enterprise-wide digital transformation goals. We foresee this as a key component of our modernization growth since there are billions of lines of code, in both the governmental and commercial sectors, that eventually must be modernized.

As a trusted partner, Tellenger offers a full suite of IT services including consulting, development, training, migration and modernization implementation, and on-site project support. Our IT consulting and software development processes consistently deliver high-quality work using metrics to proactively manage risk. We constantly monitor project metrics to ensure we are meeting objectives and identifying areas for improvement. We have performed software development and conversion projects for over 100 commercial and government entities across health, military, and homeland security organizations including, but not limited to, the Department of Agriculture, Department of Defense, Department of the Navy, Department of Education, Department of Homeland Security, Department of the Treasury, Department of Labor, Department of Logistics Agency, Census Bureau, U.S. Small Business Administration, U.S. Army, U.S. Air Force, U.S. Marine Corps, Department of Veterans Affairs, and General Dynamics Information Technology (formerly Computer Sciences Corporation), publicly traded firms, non-profits, and more.

Our Strategy

On November 15, 2023, the Company entered into a merger agreement with Firefly Neuroscience, Inc. ("Firefly"), a privately held, commercial-stage, medical technology company, to combine the companies in an all-stock transaction (the "Merger"). The closing of the transaction requires the approval of WaveDancer and Firefly shareholders, both of which have been obtained, as well as the satisfaction of other closing conditions, one of which will require the Company raising between $0.8 million and $1.1 million of additional capital, as discussed more fully below in "Management's Discussion and Analysis of Financial Condition and Results of Operations". In connection with the closing of the Merger, WaveDancer will sell its Tellenger subsidiary, the entity through which WaveDancer operates its day-to-day business, to WaveTop Solutions, Inc., a company owned and controlled by WaveDancer's chairman and chief executive officer. Upon closing of the Merger, the combined company will focus on continuing to develop and commercialize Firefly's Artificial Intelligence driven Brain Network Analytics (BNA™) platform, which was previously cleared by the U.S. Food and Drug Administration ("FDA").

If the Merger does not close, then we will continue to pursue a strategy of growing our business organically as well as through acquisitions. A strategy of growth through acquisition would require the Company to raise capital to fund the entirety of any acquisitions. Also, as discussed more fully below in the "Liquidity and Capital Resources" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Company will need to reduce its expense structure and raise capital to fund its ongoing operations in order to be in a position to continue to operate and pursue such a strategy. For the balance of this Item 1 we will discuss the key elements of the strategy that we will pursue if the Merger does not close.

Through the acquisition of Tellenger in 2021, we began to reposition our legacy professional services business by allocating resources away from third-party product reselling and toward professional services, which provides more consistent revenue at significantly higher margins. If the Merger does not close, we may seek to purchase other technology companies whose businesses complement the Company's existing business and whose personnel would better enable us to compete for engagements in our focus areas.

To grow organically, we intend to become more proactive in bidding as a prime contractor on government proposals and in expanding our outreach to larger prime contractors for subcontract and teaming opportunities. In the current era of digital transformation, companies of all sizes and types recognize the need to leverage enhanced technology to improve their business capabilities, operational efficiencies, and customer experiences. If they approach digital transformation in a structured, timely way they can gain benefits that give them an improved competitive advantage, reduce their time to market, improve the quality of their offerings, and revolutionize their culture in a positive way.

Challenges in providing services to citizens throughout the COVID-19 pandemic heightened awareness and accelerated the progress of modernizations efforts with the U.S. Government. Many government agencies became focused on developing their own government digital strategies in order to improve productivity, streamline data sharing, reduce errors and reduce expenses. Automation also gives governments the information they need to make data-driven decisions.

WaveDancer's offering has the ability to offer a comprehensive set of technology services, that are built on a foundation of innovative technologies, to provide greater flexibility, agility, and security for IT transformations. We will be able to help organizations modernize, transform and manage their technologies. We plan to capitalize on these opportunities in outreach and bids to market our relevant products and services.

Products and Services

While we offer a range of services, historically, two areas of focus for us have been modernization, including cloud services and migrations, and cybersecurity. Each of these areas are more fully described below. As noted above, on March 17, 2023, we sold an 75.1% equity stake in the Gray Matters business, and on August 9, 2023, we sold the remaining 24.9%.

Modernization

Tellenger's modernization focus spans legacy system modernizations as well as cloud assessment and migration efforts. Through our services, we aim to address client requirements, determine the best plan of action, and execute on that plan. We have provided modernization solutions to more than 40 government and private sector clients, with a particular focus on modernizing older, proprietary mainframe COBOL applications.

Tellenger helps organizations understand their current level of cloud maturity and plan for their next phase of cloud adoption, be it a full cloud or hybrid solution or a private or public cloud and aims to address security concerns in the process. We offer consulting and engineering services that range from cloud adoption to application migrations to cloud optimization. Our customer engagements utilize Amazon Web Services, Microsoft Azure, Google Cloud, and Red Hat.

Cybersecurity

Tellenger specializes in cybersecurity by leveraging its resources within software development and cloud services, and took part in designing, developing, and deploying a large cybersecurity initiative for the U.S. Department of Homeland Security's Continuous Diagnostics and Mitigation ("CDM") program, which enabled the agency to continuously manage its cybersecurity posture through a dynamic approach to fortifying their networks and systems. Most recently, we have also helped design, develop, and implement a multi-tenant cybersecurity-managed service for government agencies known as Dashboard-as-a-Service (DBaaS).

Professional Services

The majority of our revenue is derived from services that we provide our U.S. government customers through our subsidiary, Tellenger. Tellenger offers a suite of IT services including consulting, development, training, migration and modernization implementation, and on-site project support. Tellenger's current contracts extend into 2024 and 2025.

Overview of Market

Cloud Solutions Marketplace

The cybersecurity and cloud solutions markets continue to be among the fastest growing segments of the information technology professional services business, as small and large companies and state and federal government agencies are expanding their presence and reach through cloud implementations. Complex web applications generally require knowledge of customers' back-end systems based on mainframe or mid-level computers. We believe that we are one of few small companies that have the expertise to develop these more sophisticated web applications, both internally and through strategic business relationships with software firms.

Information Collection and Dissemination

Given executive level directives to improve outreach to stakeholders, federal and state government agencies are now empowered to find means of facilitating dissemination of information quickly and efficiently. Government requirements are unique in that most government processes are based on forms. Many government agencies rely on thousands of internal and external forms to conduct their business. Forms usage within the federal government is also subject to Section 508 of the Rehabilitation Act and its related accessibility requirements for information and communications technology. Of particular concern are PDF documents, which need special remediation due to generally being inaccessible from mobile devices. PDFs are the predominant format for forms in the federal government, and we support several agencies in Section 508 PDF remediation through our solutions partnership with Adobe Systems.

The U.S. federal government has been employing more form data entry and citizen communication using mobile devices such as iPhones, iPads, and mobile devices employing the Android and other operating systems. Working with Adobe's latest versions of Adobe Experience Manager ("AEM"), we have been able to build applications for several federal clients employing mobile devices, as well as converting paper-based forms into "dynamic" or "adaptive" forms.

Legacy Migration and Modernization

The migration and modernization market is complex and diverse. Many large legacy systems remain in use because of the enormous cost to re-engineer these systems. Typically, these legacy systems have been patched and modified without adequate documentation for decades and utilize multiple reporting applications and methods used to recall the information contained within the systems. Currently, the options available to modernize these systems are many and include introduction of new hardware systems, employing advanced software languages, and utilization of the Internet or Intranets to achieve desired efficiencies. All of these options are often very expensive and time consuming because they require starting all over in defining requirements, designing structures, programming, and testing.

Opportunities for our modernization expertise continue to exist as government agencies and private companies are being driven to modernize for various reasons. One major reason is the increasing difficulty of finding and retaining staff with technical skills in outdated but in-use programming languages. Many senior programmers who possess these skills are nearing retirement. Another driving factor is the increased funding by federal and state legislatures to address the upgrading of their legacy systems. Hardware platforms such as Unisys are reaching the horizon of their usefulness, and consequently, older programming and database languages are generally poorly supported by their providers. Maintenance costs are materially increasing as vendors squeeze the most out of clients before the lifecycles of hardware and software expire. The inherent stability of these legacy systems and the costs of modernizing them through traditional methods have been barriers to decision-makers executing on the modernizations, but the increases in resources needed and the decrease in resources available to support these legacy systems will continue to force the issue. In addition, the Internet has added a new level of pressure to compete in the electronic marketplace with sector rivals. Over the next decade, we expect organizations to be under increasing pressure to revamp their older legacy systems.

A segment of mainframe users is interested in simply updating their legacy systems without drastic rewritings to these systems in newer languages or adapting expensive enterprise products (such as SAP or Oracle) to their needs. These potential customers are looking for automated tools that can quickly and cost-effectively move applications onto cheaper computer platforms without the risk of failure. The Company, in conjunction with strategic partners, such as Micro Focus and Software Mining, offers its own conversion tool set and those of our partners in addressing this need and positioning us to uniquely deliver successful results. It is difficult to determine the exact size of this segment, but even a minor share of this market would represent significant prospective customers with meaningful opportunities.

Competition

There are hundreds of firms performing traditional information technology services, business intelligence and cybersecurity, and general consulting for the federal government. A great number of them are much larger than we are, and are more established in the marketplace, and have more resources to pursue individual prospects.

The competition in the conversion and modernization market is very strong. Many software professional services companies have had some involvement in this area and profess proficiency in performing these projects. We also face competition from other companies that purport to substantially automate the process through software tools including Blue Phoenix Solutions, Fujitsu, and IBM. Software for enterprise resource planning, such as SAP and Oracle, provides an additional source of competition, although to date, the cost and lengthy installation time for enterprise resource planning software has slowed its implementation in the marketplace. No matter what type of solution is offered, many of our competitors have greater name recognition than our company, a larger, more established customer base, and significantly greater financial and market resources. In addition, our ability to compete in an increasingly crowded marketplace may be hindered by missing credentials and past performance due to the fact that our services to the federal government are principally provided through subcontracts to other firms.

In the realm of enterprise-based web content management systems, there are a number of small and large companies offering such software products and related consulting services. We believe that the Adobe Experience Manager, or AEM, product suite will continue to excel against such competition, including offerings such as Microsoft's SharePoint solution. AEM has performed well in the federal marketplace due to its full offering of powerful capabilities such as cloud integration and intuitive customization. AEM is a solution that optimizes the authoring, management and delivery of digital media and content across owned channels, including web, mobile, email, print and social communities. From 2019 to 2020, Gartner named Adobe as a leader in multiple categories of its Magic Quadrant reporting including, but not limited to, digital experience platforms, personalization engines, CRM lead management, ad tech, digital commerce, and multichannel marketing hubs.

Government Regulation

We are bound by various rules and regulations promulgated by the federal government and agencies thereunder. We have not experienced undue expense beyond those expenses normally incurred in our ordinary course of business in adhering to such rules and regulations. Since historically most of our business is derived from contracts either directly with the U.S. federal government or as a subcontractor on behalf of U.S. federal government customers, most of our contracts are subject to termination at the election of the government.

Intellectual Property

We depend upon a combination of trade secret and copyright laws, nondisclosure and other contractual provisions and technical measures to protect our proprietary rights in our methodologies, databases and software. We have not filed any patent applications covering our methodologies and software. In addition, we attempt to protect the secrecy of our proprietary databases and other trade secrets and proprietary information through agreements with employees and consultants.

We also seek to protect the source code of our proprietary ICONS legacy code conversion tools suite as trade secrets. The copyright protection accorded to databases, however, is fairly limited. While the arrangement and selection of data can be protected, the actual data is not, and others are free to create software performing the same function.

Employees

As of December 31, 2023, we had 42 full-time and one part-time employees. All of our billable professionals have at least four years of related experience. For computer-related services, we believe that the diverse professional opportunities and interaction among our employees contribute to maintaining a stable professional staff with limited turnover.

We have no collective bargaining agreements or other such labor contracts with our employees and believe that our employee relationships are satisfactory. In the long term, management will likely hire additional staff to meet its anticipated growth requirements. We do not anticipate encountering material problems in our ability to hire individuals with the requisite employee skill sets, despite a competitive market for our requisite technical skill sets and government clearances, when required. We utilize fee-based recruiting firms when it is necessary to speed up the process of locating and hiring employees with specialized skill sets and clearances.

Available Information

We make available free of charge on or through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and all amendments to those reports promptly after such material is electronically filed with or furnished to the Securities and Exchange Commission, or SEC. Our website address is www.wavedancer.com.

Item 1A.   Risk Factors

We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. Our business, financial condition and results of operations could be materially adversely affected by a number of factors. In addition to the factors discussed elsewhere in this report, the following risks and uncertainties could materially harm our business, financial condition, or results of operations, including causing our actual results to differ materially from those projected in any forward-looking statements. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may materially adversely affect us in future periods. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely be adversely affected.

Risks Related to Potential Acquisitions

We may acquire other businesses, products or technologies; if we do, we may be unable to integrate them with our business effectively or at all, which may adversely affect our business, financial condition and operating results.

If we find appropriate opportunities and have adequate funding, we may acquire other businesses, product lines or technologies. However, if we acquire a business, product line or technology, the process of integration may produce unforeseen operating difficulties and expenditures and may absorb significant attention of our management that would otherwise be available for the ongoing development of our business. Further, the acquisition of a business may result in the assumption of unknown liabilities or create risks with respect to our existing relationships with suppliers and customers. If we make acquisitions, we may issue shares of stock that dilute other stockholders, expend cash, incur debt, assume contingent liabilities or create additional expenses related to amortizing intangible assets, any of which may adversely affect our business, financial condition or operating results.

If we are unable to raise additional capital when needed, we may not be able to consummate the acquisition of other businesses.

We may require additional capital to fund operations, capital expenditures and the acquisition of other businesses. We may finance future cash needs through public or private equity offerings, debt financings, or corporate collaborations. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our acquisition opportunities. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience dilution, and debt financing, if available, may involve restrictive covenants. We may seek to access the public or private capital markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

Recent, past and future acquisitions and investments could disrupt our business and harm our financial condition and operating results.

Our success will depend, in part, on our ability to expand our platform and grow our business in response to changing technologies, customer demands and competitive pressures. In some circumstances, we may decide to do so through the acquisition of complementary businesses and technologies rather than through internal development, including, for example, our acquisitions of Tellenger and Gray Matters.

The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete acquisitions that we target in the future. The risks we face in connection with acquisitions, including the above-mentioned acquisitions, include:

- diversion of management time and focus from operating our business to addressing acquisition integration challenges;
- our ability to successfully achieve billings and revenue targets of acquired businesses;
- coordination of research and development and sales and marketing functions;
- integration of solution and service offerings;
- retention of key employees from the acquired company;
- changes in relationships with strategic partners as a result of product acquisitions or strategic positioning resulting from the acquisition;

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- cultural challenges associated with integrating employees from the acquired company into our organization;

- integration of the acquired company's accounting, management information, human resources and other administrative systems, as well as the acquired operations, technology and rights to our offerings, and any unanticipated expenses related to such integration;

- the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked sufficiently effective controls, procedures and policies;

- financial reporting, revenue recognition or other financial or control deficiencies of the acquired company that we do not adequately address and that cause our reported results to be incorrect;

- liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

- completing the transaction and achieving or utilizing the anticipated benefits of the acquisition within the expected timeframe, or at all;

- unanticipated write-offs or charges; and

- litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former stockholders or other third parties which may differ from or be more significant than the risks our business faces.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally. Future acquisitions could also result in dilutive issuances of equity securities.

There is also a risk that future acquisitions will result in the incurrence of debt, contingent liabilities, amortization expenses, incremental operating expenses or the write-off of goodwill, any of which could harm our financial condition or operating results.

Risks Related to our Business

The following risk factors relate to our consulting and software development services, which we provide through our wholly-owned subsidiary, Tellenger.

We have had operating losses in four of the last five years and may not achieve or maintain profitability in the future.

We have incurred losses in four of the last five years, including net losses of $2,034,435, $17,753,838, $1,131,449, and $717,246 during the years ended December 31, 2023, 2022, 2021, and 2019, respectively. Any failure to increase our revenue and manage our cost structure as we grow our business could prevent us from achieving or, if achieved, maintaining profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to become and remain profitable, the value of our company could decrease and our ability to raise capital, maintain our research and development efforts, and expand our business could be negatively impacted.
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We are subject to the seasonality of U.S. government spending.

We derive a substantial portion of our revenues from U.S. government contracting, and as a result, we are subject to the annual seasonality of the U.S. government purchasing. Because the U.S. government fiscal year ends on September 30, it is not uncommon for U.S. government agencies to award extra tasks in the weeks immediately prior to the end of its fiscal year in order to avoid the loss of unexpended fiscal year funds. As a result of this seasonality, we have historically experienced higher revenues in the third and fourth fiscal quarters, ending September 30 and December 31, respectively, with the pace of orders typically substantially reduced during the first and second fiscal quarters ending March 31 and June 30, respectively.

We depend on computing infrastructure operated by Amazon Web Services ("AWS"), Microsoft, and other third parties to support some of our solutions and customers, and any errors, disruption, performance problems, or failure in their or our operational infrastructure could adversely affect our business, financial condition, and results of operations.

We rely on the technology, infrastructure, and software applications of certain third parties, such as AWS and Microsoft Azure, in order to host or operate some of certain key platform features or functions of our business. Additionally, we rely on computer hardware and cloud capabilities purchased in order to deliver our solutions and services. We do not have control over the operations of the facilities of the third parties that we use. If any of these third-party services experience errors, disruptions, security issues, or other performance deficiencies, if they are updated such that our solutions become incompatible, if these services, software, or hardware fail or become unavailable due to extended outages, interruptions, defects, or otherwise, or if they are no longer available on commercially reasonable terms or prices (or at all), these issues could result in errors or defects in our solutions, cause our solutions to fail, our revenue and margins could decline, or our reputation and brand to be damaged, we could be exposed to legal or contractual liability, our expenses could increase, our ability to manage our operations could be interrupted, and our processes for managing our sales and servicing our customers could be impaired until equivalent services or technology, if available, are identified, procured, and implemented, all of which may take significant time and resources, increase our costs, and could adversely affect our business. Many of these third-party providers attempt to impose limitations on their liability for such errors, disruptions, defects, performance deficiencies, or failures, and if enforceable, we may have additional liability to our customers or third-party providers.

We have experienced, and may in the future experience, disruptions, failures, data loss, outages, and other performance problems with our infrastructure and cloud-based offerings due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, employee misconduct, capacity constraints, denial of service attacks, phishing attacks, computer viruses, malicious or destructive code, or other security-related incidents, and our disaster recovery planning may not be sufficient for all situations. If we experience disruptions, failures, data loss, outages, or other performance problems, our business, financial condition, and results of operations could be adversely affected.

Our systems and the third-party systems upon which we and our customers rely are also vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunication failures, cybersecurity threats, terrorist attacks, natural disasters, public health crises such as the COVID-19 pandemic, geopolitical events such as the conflict in Ukraine, and similar events, or acts of misconduct. Despite any precautions we may take, the occurrence of a catastrophic disaster or other unanticipated problems at our or our third-party vendors' hosting facilities, or within our systems or the systems of third parties upon which we rely, could result in interruptions, performance problems, or failure of our infrastructure, technology, or solutions, which may adversely impact our business. In addition, our ability to conduct normal business operations could be severely affected. In the event of significant physical damage to one of these facilities, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. In addition, any negative publicity arising from these disruptions could harm our reputation and brand and adversely affect our business.

Furthermore, our solutions are in many cases important or essential to our customers' operations, including in some cases, their cybersecurity or oversight and compliance programs, and subject to service level agreements ("SLAs"). Any interruption in our service, whether as a result of an internal or third-party issue, could damage our brand and reputation, cause our customers to terminate or not renew their contracts with us or decrease use of our solutions and services, require us to indemnify our customers against certain losses, result in our issuing credit or paying penalties or fines, subject us to other losses or liabilities, cause our solutions to be perceived as unreliable or unsecure, and prevent us from gaining new or additional business from current or future customers, any of which could harm our business, financial condition, and results of operations.

Moreover, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition, and results of operations could be adversely affected. The provisioning of additional cloud hosting capacity requires lead time. AWS, Microsoft Azure, and other third parties have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If AWS, Microsoft Azure, or other third parties increase pricing terms, terminate or seek to terminate our contractual relationship, establish more favorable relationships with our competitors, or change or interpret their terms of service or policies in a manner that is unfavorable with respect to us, we may be required to transfer to other cloud providers or invest in a private cloud. If we are required to transfer to other cloud providers or invest in a private cloud, we could incur significant costs and experience possible service interruption in connection with doing so, or risk loss of customer contracts if they are unwilling to accept such a change.

A failure to maintain our relationships with our third-party providers (or obtain adequate replacements), and to receive services from such providers that do not contain any material errors or defects, could adversely affect our ability to deliver effective products and solutions to our customers and adversely affect our business and results of operations.

We are dependent on a few key customer contracts for a significant portion of our future revenue, and a significant reduction in services to one or more of these contracts would reduce our future revenue and harm our anticipated operating results.

The services we provide to the Small Business Administration in connection with its 7A and 504 loan programs are expected to comprise a significant portion of our future revenue. Our business will likely be harmed if the services we provide do not generate as much revenue as we forecast, and the termination or delay of the related contracts could have a material adverse effect on our revenue and profitability. Adverse events affecting the programs subject to these contracts could also negatively affect our ability to process transactions under those contracts, which could adversely affect our revenue and results of operations.

Changes in the funding priorities of the U.S. federal government, and changes in the way the U.S. federal government contracts with businesses, may materially and adversely affect our revenue and earnings.

Since the U.S. federal government is our largest customer, both directly and with us as a subcontractor, changes in the funding priorities of the U.S. federal government may materially and adversely affect us if funding is cut or shifted away from the information technology services that we are equipped to provide. Additionally, changes in the way the government awards contracts may create a disadvantage for us to compete in certain markets.

Temporary or extended budget-related shutdowns of parts of the U.S. federal government may materially and adversely affect our revenue and earnings.

Since the U.S. federal government is our largest customer, both directly and with us as a subcontractor, budget impasses that lead to temporary or extended shutdowns of agencies of the U.S. federal government with which we contract or for which we provide services may adversely affect cash flow and earnings as we carry key personnel during periods in which they are unable to perform work which can be invoiced to the customers.

U.S. federal government contracts are generally subject to terms more favorable to the customer than commercial contracts.

U.S. federal government contracts generally contain provisions and are subject to laws and regulations that give the federal government rights and remedies not typically found in commercial contracts, including provisions permitting the federal government to:

- terminate our existing contracts;
- reduce potential future income from our existing contracts;
- modify some of the terms and conditions in our existing contracts;
- suspend or permanently prohibit us from doing business with the federal government or with any specific government agency;
- impose fines and penalties;
- subject the award of some contracts to protest or challenge by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest or challenge and which may also require the government to solicit new proposals for the contract or result in the termination, reduction or modification of the awarded contract;
- suspend work under existing multiple year contracts and related task orders if the necessary funds are not appropriated by Congress;
- decline to exercise an option to extend an existing multiple year contract; and
- claim rights in technologies and systems invented, developed, or produced by us.

The U.S. federal government may terminate a contract either "for convenience" (for instance, due to a change in its perceived needs or its desire to consolidate work under another contract) or if a default occurs by failing to perform under the contract. If the federal government terminates a contract for convenience, we generally would be entitled to recover only our incurred or committed costs, settlement expenses and profit on the work completed prior to termination. If the federal government terminates a contract based upon a default, we generally would be denied any recovery for undelivered work, and instead may be liable for excess costs incurred by the federal government in procuring undelivered items from an alternative source and other damages as authorized by law.

The failure to generate a sufficient level of professional fees will cause us to sustain losses.

Although software sales constituted a significant part of our overall revenue until recently, the gross profit we derive from such sales is very modest, generally less than three percent. Consequently, we are reliant on professional fee revenue to maintain and operate our business. The number of our professional services engagements is limited and we have relied upon several key engagements to provide us with the level of revenue we require to breakeven or gain a modest degree of profitability. Any loss of a key contract will have a detrimental effect on the Company.

The opportunities among our existing customers for forms modernization is nearing maturity.

Over the last several years, we have modernized nearly all of the forms for which modernization was needed to meet compliance standards within agencies that have been our key electronic forms customers. While we continue to assist these customers with incremental changes on their internal and external forms, we must position ourselves to find forms business within some new agencies. While we do not anticipate a material effect on our overall results of operations, we may experience a material decline in revenue.

We are subject to intense competition from other companies engaged in software development, cloud services, and other computer-related services.

The market for our products and services is competitive, rapidly evolving, and can be affected by new product introductions and other market activities of industry participants. Some of these companies have longer operating histories, greater financial, marketing and other resources, greater name recognition in other markets and a larger base of customers than the Company. In addition, some companies have well-established relationships with our current and prospective customers. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products and services than we can. Should we not be able to maintain our competitive advantages in light of these factors, it could have a material negative impact on the results of our operations.

Additionally, federal government customers are increasingly utilizing systems to accept software bids that make it easier for a larger number of sellers to participate in the bid process, which puts downward pressure on prices. At the same time, we obtain software licenses and related software maintenance contracts for resale from third-party suppliers. Increases in costs from these suppliers may affect our ability to bid winning prices to potential customers, which could have a material effect on software sales revenue. Also, any delay in our suppliers' fulfillment of our orders could impair our ability to deliver products and maintenance to customers and, accordingly, could have a material adverse effect on business, results of operations, financial condition, and reputation.

If we are unable to accurately estimate the cost of services and the timeline for completion of contracts, the profitability of our contracts may be materially and adversely affected.

Our contracts are typically awarded on a competitive basis. Our bids are based upon, among other items, the cost of providing the services. To generate an acceptable return on our investment in these contracts we must be able to accurately estimate our costs to provide the services required by the contract and be able to complete the contracts in a timely manner. If we fail to accurately estimate our costs or the time required to complete a contract the profitability of our contracts may be materially and adversely affected.

Contracts on which we utilize subcontractors or suppliers may be adversely affected if our subcontractors or suppliers fail to perform required obligations under the contract.

We frequently utilize subcontract labor on contracts where we lack specific functional expertise or where the subcontractor has brought the opportunity to us. If our subcontractors or suppliers fail to perform as specified, it may adversely affect our contracts and subject us to loss of the contracts, unintended expenses, and/or the inability to secure future contracts due to our nonperformance.

Our federal government contracts typically have terms of one or more base years and one or more option years. Federal governmental agencies generally have the right not to exercise options to extend a contract. A decision to terminate or not to exercise options to extend our existing contracts could have a material adverse effect on our business, prospects, financial condition and results of operations.

Risks Related to Intellectual Property and Technology Licensing

Our proprietary rights may be difficult to enforce or protect, which could enable others to copy or use aspects of our products or services without compensating us.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or subscriptions or obtain and use information that we regard as proprietary. We generally enter into confidentiality or license agreements with our employees, consultants, vendors, and end-customers, and generally limit access to and distribution of our proprietary information. However, we cannot be certain that we have entered into such agreements with all parties who may have or have had access to our confidential information or that the agreements we have entered into will not be breached. We cannot guarantee that any of the measures we have taken will prevent misappropriation of our technology. Because we may be an attractive target for computer hackers, we may have a greater risk of unauthorized access to, and misappropriation of, our proprietary information. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States. From time to time, we may need to take legal action to protect our intellectual property rights, to protect our trade secrets, if any, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results, and financial condition. Attempts to enforce our rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us or result in a holding that invalidates or narrows the scope of our rights, in whole or in part. If we are unable to protect our proprietary rights, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time, and effort required to create the innovative products that have enabled us to be successful to date. Any of these events would have a material adverse effect on our business, financial condition, and operating results.

Risks Related to Cybersecurity Incidents, Privacy and Data Protection

We are dependent on information technology, and disruptions, failures or security breaches of our information technology infrastructure could have a material adverse effect on our operations. In addition, increased information technology security threats and more sophisticated computer crime pose a risk to our systems, networks, products, and services.

We rely on information technology networks and systems, including the Internet and cloud services, many of which are managed by third parties, to securely process, transmit and store electronic information of financial, marketing, legal and regulatory nature to manage our business processes and activities. Although we have implemented enhanced controls around our information technology systems, these systems may be susceptible to damage, disruptions, or shutdowns due to failures during the process of upgrading or replacing software, databases, power outages, hardware failures, telecommunication failures, user errors, natural disasters, terrorist attacks or other catastrophic events. If any of our significant information technology systems suffer severe damage, disruption or shutdown, and our disaster recovery and business continuity plans do not effectively resolve the issues in a timely manner, our product and services sales, financial condition and results of operations may be materially and adversely affected, and we could experience delays in reporting our financial results, or our operations may be disrupted, exposing us to performance failures with customers. In addition, cybersecurity threats, such as computer viruses, attacks by computer hackers or other cybersecurity threats pose a risk to the security of our systems and networks and the confidentiality, availability, and integrity of our data.

There can be no assurance that our security controls and safeguard measures taken to improve our cybersecurity protection will be sufficient to mitigate all potential risks to our systems, networks and data. Potential consequences of a cybersecurity attack include disruption to systems, corruption of data, unauthorized release of confidential or otherwise protected information, reputational damage, and litigation with third parties, any of which could have a material adverse effect on our business, financial condition, and results of operations. The amount of insurance coverage we maintain may be inadequate to cover losses or liabilities related to a cybersecurity attack.

Internal system or service failures, or failures in the systems or services of third parties on which we rely, could disrupt our business, and impair our ability to effectively provide our services and products to our customers, which could damage our reputation and adversely affect our revenues and profitability.

Any system or service disruptions, including those caused by ongoing projects to improve our information technology systems and the delivery of services, including outsourced services, if not anticipated and appropriately mitigated, could materially and adversely affect our business including, among other things, an adverse effect on our ability to perform on contracts, bill our customers for work performed on our contracts, collect the amounts that have been billed and produce accurate financial statements in a timely manner. We, and the service providers, suppliers and subcontractors on which we rely, are also subject to systems failures, including network, software or hardware failures, whether caused by us, third-party service providers, cybersecurity threats, malicious insiders, natural disasters, power shortages, terrorist attacks, pandemics or other events, which could cause loss of data and interruptions or delays in our business, cause us to incur remediation costs, subject us to claims and damage our reputation. In addition, the failure or disruption of our communications, or those of our service providers, suppliers, or subcontractors, could cause us to interrupt or suspend our operations or otherwise adversely affect our business. Our property and business interruption insurance may be inadequate to compensate us for all losses that may occur as a result of any system or operational failure or disruption.

Risks Related to Tax, Accounting, Compliance and Regulation

We must maintain effective internal controls over financial reporting, and if we are unable to do so, the accuracy and timeliness of our financial reporting may be adversely affected, which could have a material adverse effect on our business and stock price.

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our disclosure controls and procedures quarterly and the effectiveness of our internal control over financial reporting at the end of each fiscal year.

The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management's review of internal control over financial reporting.

Our management may not be able to effectively and timely implement controls and procedures which respond to the increased regulatory compliance and reporting requirements that are applicable to us as a public company. If we fail to staff our accounting, finance and information technology functions adequately or maintain internal control over financial reporting adequate to meet the demands that are placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, or to otherwise prevent material weaknesses in internal control over financial reporting, or identify any additional material weaknesses, our business and reputation may be harmed, and our stock price may decline. Furthermore, investor perceptions of us may be adversely affected, which could cause a decline in the market price of our common stock.

Changes in accounting principles or their application to us could result in unfavorable accounting charges or effects, which could adversely affect our results of operations and growth prospects.

We prepare consolidated financial statements in accordance with GAAP. In particular, we make certain estimates and assumptions related to the adoption and interpretation of these principles including the recognition of our revenue and the accounting of our stock-based compensation expense with respect to our consolidated financial statements. If these assumptions turn out to be incorrect, our revenue or our stock-based compensation expense could materially differ from our expectations, which could have a material adverse effect on our financial results. A change in any of these principles or guidance, or in their interpretations or application to us, may have a significant effect on our reported results, as well as our processes and related controls, and may retroactively affect previously reported results or our forecasts, which may negatively impact our financial statements. For example, recent new standards issued by the Financial Accounting Standards Board ("FASB") could materially impact our consolidated financial statements. The adoption of these new standards may potentially require enhancements or changes in our processes or systems and may require significant time and cost on behalf of our financial management. This may in turn adversely affect our results of operations and growth prospects.

Failure to comply with governmental laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local, and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, privacy and data-protection laws, anti-bribery laws (including the U.S. Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act), import/export controls, federal securities laws, and tax laws and regulations. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation resulting from any alleged noncompliance, our business, operating results, and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management's attention and resources and an increase in professional fees. Enforcement actions, litigation, and sanctions could harm our business, operating results, and financial condition.

Risks Related to Our Common Stock

The issuance of additional stock in connection with financings, acquisitions, investments, our stock incentive plans, or exercise of the related warrants, or otherwise will dilute all other stockholders.

Our certificate of incorporation authorizes us to issue up to 100 million shares of common stock and up to 10.0 million shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable rules and regulations, we may issue shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investment, our stock incentive plans, the settlement of our warrants, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our common stock to decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

Our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment, which could also reduce the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change in control of our company or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

- establish that our board of directors is divided into three classes, Class I, Class II and Class III, with three-year staggered terms;
- authorize our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;
- provide our board of directors with the exclusive right to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director;
- specify that special meetings of our stockholders may be called only by the chairman of our board of directors, our president, our secretary, or a majority vote of our board of directors;
- authorize our board of directors to amend our bylaws by majority vote; and
- establish advance notice procedures with which our stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for our stockholders to replace members of our board of directors, which is responsible for appointing the members of management. In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

The exercise of outstanding options and warrants to purchase our common stock could substantially dilute shareholders' investments.

Under the terms of outstanding options and warrants to acquire our common stock issued to employees and others, the holders thereof are given an opportunity to profit from a rise in the market price of our common stock that, upon the exercise of such options and warrants, could result in dilution in the interests of our other shareholders.

The extent to which we can reach and encourage the participation of enough of our investors to secure minimum thresholds for shareholder approval for matters subject to shareholder approval is uncertain.

Given the limited amount trading our shares have experienced over the last several years, we have relied on relationships with investors owning material amounts of shares to reach minimum thresholds needed for shareholder approval of matters that were subject to a shareholder vote. The voting control over some of those shares has changed, and there is some question as to whether we can garner enough votes to decide shareholder matters by simple proxy solicitation. We may need to engage a third-party proxy solicitor if we obtain too little response to a proxy solicitation.

Risks Related to Financing

In the future, we may seek to enter into credit facilities to help fund our working capital needs. These credit facilities may expose us to additional risks associated with leverage and may inhibit our operating flexibility.

We may seek to enter into credit facilities with third-party lenders to help fund our business. Such credit facilities will likely require us to pay a commitment fee on the undrawn amount and will likely contain a number of affirmative and restrictive covenants.

If we violate any such covenants, our lenders could accelerate the maturity of any debt outstanding, and we may be prohibited from making any distributions to our stockholders. Such debt may be secured by our assets, including the stock we may own in subsidiaries and the rights we have under intercompany loan agreements that we may enter into in the future with our businesses. Our ability to meet our debt service obligations may be affected by events beyond our control and will depend primarily upon cash produced by our business. Any failure to comply with the terms of our indebtedness may have a material adverse effect on our financial condition.

In addition, we expect that such credit facilities will bear interest at floating rates which will generally change as interest rates change. We will bear the risk that the rates that we are charged by our lenders will increase faster than we can grow the cash flow from our businesses, which could reduce profitability, materially adversely affect our ability to service our debt and cause us to breach covenants contained in our third-party credit facilities.

Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new service offerings could reduce our ability to compete and could harm our business.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features, improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional equity or equity-linked financing, our stockholders may experience significant dilution of their ownership interests and the market price of our common stock could decline. If we engage in future debt financings, the holders of such additional debt would also have priority over the holders of our common stock. Current and future indebtedness may also contain terms that, among other things, restrict our ability to incur additional indebtedness. We may also be required to take other actions that would otherwise be in the interests of the debt holders and would require us to maintain specified liquidity or other ratios, any of which could harm our business, operating results, and financial condition. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

General Risk Factors

The requirements of being a public company may strain our resources, divert management's attention, and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the Nasdaq Stock Market, and other applicable securities rules and regulations. Compliance with these rules and regulations have increased our legal and financial compliance costs, made some activities more difficult, time-consuming, or costly, and increased demand on our systems and resources. Among other things, the Exchange Act requires that we file annual, quarterly, and current reports with respect to our business and operating results. In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to meet the requirements of this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire even more employees in the future, which will increase our costs and expenses.

In addition, changing laws, regulations, and standards related to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expense and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We rely on our management team and other key employees and will need additional personnel to grow our business, and the loss of one or more key employees or our inability to hire, integrate, train and retain qualified personnel, including members for our board of directors, could harm our business.

Our future success is substantially dependent on our ability to hire, integrate, train, retain and motivate the members of our management team and other key employees throughout our organization, including key employees obtained through our acquisitions. Competition for highly skilled personnel is intense where we have a substantial presence and need for highly skilled personnel. We may not be successful in hiring or retaining qualified personnel to fulfill our current or future needs, and potential changes in U.S. immigration and work authorization laws and regulations, including those that restrain the flow of technical and professional talent, may make it difficult to renew or obtain visas for highly skilled personnel that we have hired or are actively recruiting.

In addition, we believe that it is important to establish and maintain a corporate culture that facilitates the maintenance and transfer of institutional knowledge within our organization and also fosters innovation, teamwork, a passion for customers and a focus on execution. Any of our organizational changes may result in a loss of institutional knowledge and cause disruptions to our business. Furthermore, if we are not successful in identifying and recruiting new key employees and integrating them into our organization and creating effective working relationships among them and our other key employees, such failure could delay or hinder our development and the achievement of our strategic objectives, which could adversely affect our business, financial condition and results of operations.

Our employees work for us on an "at-will" basis, which means they may terminate their employment with us at any time.

Our continued success is dependent upon our ability to hire, retain and utilize qualified personnel.

The success of our business and our ability to operate profitably is dependent upon our ability to hire, retain and utilize qualified personnel, including personnel with expertise in very old computing languages, for which there is a limited supply, and personnel with expertise in cutting-edge immature technologies. We also must be able to hire and retain corporate management professionals who have the required experience and expertise at a reasonable cost. The market for these and other personnel is competitive. From time to time, it may be difficult to attract and retain qualified individuals with the expertise, and in the timeframe, demanded by our clients, or to replace such personnel when needed in a timely manner. In certain geographic areas, for example, we may not be able to satisfy the demand for our services because of our inability to successfully hire and retain a sufficient number of qualified personnel. Furthermore, some of our personnel may be required to obtain or hold government-granted clearances to obtain government projects. Loss of the services of, or failure to recruit, qualified technical and management personnel could limit our ability to successfully complete existing projects and compete for new projects.

Our results of operations may vary significantly from period to period, which could cause the trading price of our common stock to decline or fluctuate materially.

Our results of operations have varied significantly from period to period, and we expect that our results of operations, including, but not limited to our GAAP and non-GAAP measures, will continue to vary as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

- our ability to attract new and retain existing customers or sell additional services to our existing customers;
- budgeting cycles, seasonal buying patterns and purchasing practices of customers;
- changes in customer, distributor or reseller requirements or market needs;
- the timing of new contracts for our services and length of our sales cycles;
- our ability to successfully and continuously expand our business;
- changes in our pricing policies or those of our competitors;
- the timing and costs related to the development or acquisition of technologies or businesses or strategic partnerships;
- the lack of synergy or the inability to realize expected synergies, resulting from acquisitions or strategic partnerships;
- our inability to execute, complete or integrate efficiently any acquisition that we may undertake;
- increased expenses, unforeseen liabilities, or write-downs and any impact on our operating results from any acquisitions we consummate;
- the cost and potential outcomes of future litigation;
- the departure of key employees;
- seasonality or cyclical fluctuations in our business;
- cyber attacks, security breaches, or other technical difficulties;
- political, economic and social instability, including with respect to the conflicts in Ukraine and the Middle East;
- public health crises, such as the COVID-19 pandemic, and related measures to protect the public health;
- future accounting pronouncements or changes in our accounting policies or practices;
- the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our business, operations and infrastructure; and
- the amount and timing of costs related to any cost reduction initiatives and the impact of such initiatives.

Any of the above factors, individually or in aggregate, may result in significant fluctuations in our financial and other operating results from period to period. As a result of this variability, our historical results of operations should not be relied upon as an indication of future performance. Moreover, this variability and unpredictability could result in our failure to meet our operating plan or the expectations of investors or analysts for any period. If we fail to meet such expectations for these or other reasons, the market price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

Any litigation against us could be costly and time-consuming to defend.

From time to time, we are and may become subject to legal proceedings and claims, such as claims brought by our customers in connection with commercial disputes, employment claims made by our current or former employees, intellectual property claims, or securities class actions or other claims related to our business or any volatility in the trading price of our common stock.

Litigation might result in substantial costs and may divert management's attention and resources, which might seriously harm our business, financial condition, and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us (including premium increases or the imposition of large deductible or co-insurance requirements). A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position, and results of operations. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

Our business is subject to the risks of natural disasters, such as fire, power outages, floods, health risks and other catastrophic events, and to interruption by man-made problems such as terrorism.

Natural disasters, such as fire or floods, a significant power outage, telecommunications failure, terrorism, an armed conflict, cyberattacks, epidemics and pandemics such as COVID-19, or other geo-political unrest could affect our supply chain, manufacturers, logistics providers, or end-customers or the economy as a whole and such disruption could impact our shipments and sales. These risks may be further increased if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above should result in delays or cancellations of customer orders, the loss of customers, or the delay in the manufacture, deployment, or shipment of our products, our business, financial condition, and operating results would be adversely affected.

Failure to keep pace with a changing technological environment could negatively impact our business.

The IT industry in general, and the market for our application software offerings and services, is characterized by rapidly changing technology, frequent new technology introductions, and significant competition. In order to keep pace with this rapidly changing market environment, we must continually develop and incorporate into our services new technological advances and features desired by the marketplace at acceptable prices. If we are unsuccessful in identifying, developing and marketing our services and technology or adapting our business to rapid technological change, it will have a material negative impact on our results of operations.

19

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

We maintain a cybersecurity risk management program and related policies and processes to identify, assess and manage material risks from cybersecurity threats. Our program includes working groups responsible for the monitoring of and response to threats. Security workgroups assess and monitor risk posture by continuously evaluating IT infrastructure, deploying security information and event management software tools, and enforcing an assortment of other IT security controls. We communicate regularly with partner contractors and agencies to support risk management, threat monitoring, and incident response efforts.

Our Tellenger subsidiary engages consultants for security assessments and quality system reviews to provide feedback on existing processes and recommend improvements. Additionally, Tellenger has completed numerous assessments for contract and Federal compliance of our internal systems and the systems we work on.

To date, cybersecurity threats have not materially affected our Company, including our business strategy, results of operations or financial condition. We are unaware of any ongoing or previous cybersecurity incidents.

The Chief Executive Officer, with assistance from other members of management, is responsible for managing our cybersecurity program, policies and strategy. Our Board of Directors is responsible for overseeing the management of cybersecurity risks, including the review of, as required, our processes around the management and monitoring of such risks.

Item 2.   Properties

Our principal office is located at 12015 Lee Jackson Memorial Highway, Fairfax, VA 22033 where we rent approximately 2,500 square feet pursuant to a lease that will expire on December 31, 2026. We also have a sub-lease for approximately 7,000 square feet of office space at 900 Bestgate Road, Annapolis, MD 21401. The Annapolis sub-lease will expire on October 31, 2024. We believe that our current physical space is adequate to meet our current needs.

Item 3.   Legal Proceedings

There are no pending legal proceedings to which we are a party or to which any of our property is subject and, to the best of our knowledge, no such actions against us are contemplated or threatened.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Market Information

Our common stock is listed on the NASDAQ Capital Market ("NASDAQ") under the trading symbol "WAVD".

Holders

As of December 31, 2023, we had 205 holders of record of our Common Stock.

Dividends

We have never paid any cash dividends on our common stock and do not anticipate paying cash dividends within the foreseeable future. Our management anticipates that all earnings, if any, will be reinvested in our business. Any future dividends will be subject to the discretion of the board of directors and will depend on, among other things, future earnings, our operating and financial condition, our capital requirements, and general business conditions.

Recent Sales of Unregistered Securities

There were no unregistered sales of equity securities during the year ended December 31, 2023 that were not disclosed by the Company on a Current Report on Form 8-K.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6. **[Reserved]**

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations.**

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes and other financial information included elsewhere in this Annual Report. This discussion, particularly information with respect to our outlook, key trends and uncertainties, our plans and strategy for our business, and our performance and future success, includes forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in Part I, Item 1A, "Risk Factors."

Overview

Beginning in August 2021, we embarked on a transformative strategy to reposition the Company as a leader in the Zero-Trust, blockchain and secure supply chain marketplace. In December 2021, we acquired Gray Matters, Inc. ("GMI" or "Gray Matters") whose blockchain and encryption algorithm technology was built to solve real-world problems through purpose-built innovation in secure Supply Chain Management (SCM) in United States government organizations. After closing on the GMI acquisition, we focused on the second of our two intended foundational acquisitions, Knowmadics, Inc. ("KMI"), a leading Internet of Things (IoT) remote device management and monitoring platform company. After signing a definitive agreement in March of 2022, we terminated the agreement with KMI on June 6, 2022 due to our inability to raise the funds required to complete the deal under its original terms. After our GMI acquisition, we experienced ongoing delays in generating revenue from the Blockchain SCM business and sustained steady operating cash losses. In the fourth quarter of 2022, the Company concluded that its likely best course of action was to divest of the Blockchain SCM business and on March 17, 2023, the Company sold approximately 75.1% of the equity of its GMI subsidiary to Gray Matters Data Corporation ("GMDC") for cash of $0.9 million, approximately 24.9% of the voting securities of GMDC, and future cash payments contingent upon future GMI revenues. On August 9, 2023, the Company sold its remaining equity interest in GMDC in exchange for $400,000 in cash, and settled the contingent consideration receivable, which was valued at $682,000 for financial reporting purposes, for a one-time cash payment of $1,000,000. See Note 2 to the consolidated financial statements for further information about the sale of GMI.

As a result of the sale of GMI, the Company's business reverted solely to its longstanding and legacy government services business through which the Company provides professional services for the benefit of government agencies.

On November 15, 2023, the Company entered into a merger agreement with Firefly Neuroscience, Inc. ("Firefly"), a privately held, commercial-stage, medical technology company, to combine the companies in an all-stock transaction (the "Merger"). The closing of the transaction is contingent upon the approval of WaveDancer and Firefly shareholders as well as satisfaction of other closing conditions including, among other things, approval of the shareholders of both WaveDancer and Firefly, the Company having sufficient cash to satisfy all its outstanding liabilities as of the closing date, and approval by Nasdaq Capital Markets LLC ("Nasdaq") of Firefly's initial listing application. In connection with and nearly simultaneous with the closing of the Merger, WaveDancer will sell its Tellenger subsidiary, the company through which WaveDancer operates its day-to-day business, to WaveTop Solutions, Inc., a company owned and controlled by WaveDancer's chairman and chief executive officer, for $1.5 million of cash. Upon closing, the combined company will focus on continuing to develop and commercialize Firefly's Artificial Intelligence driven Brain Network Analytics (BNA™) platform, which was previously cleared by the U.S. Food and Drug Administration ("FDA").

Since late last year, we have been devoting our efforts to closing the Merger with Firefly. If the Merger does not close, we will need to make fundamental decisions as to how to proceed with our business. We anticipate that we will confront delisting from the Nasdaq Stock Market. The standalone business of our operating subsidiary, Tellenger, is profitable but cannot support the administrative expenses of being a public reporting company. In addition, we will lack the required capital to satisfy our liabilities and we may need to consider a sale of Tellenger to acquire the capital necessary to satisfy these liabilities or attempt to achieve work-out arrangements with our creditors.

Key Factors Affecting Our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us, as discussed in Part I, Item 1, "Business," but also pose risks and challenges, as discussed in Part I, Item 1A, "Risk Factors."

Results of Operations

The following table sets forth, for the periods indicated, selected information from our Consolidated Statements of Operations and the notes to the consolidated financial statements, expressed as a percentage of revenue:

	Year Ended December 31,	
	2023	2022
Revenues		
Professional fees	97.6%	75.7%
Software sales	2.4%	24.3%
Total revenues	100.0%	100.0%
Cost of revenues		
Cost of professional fees	64.9%	51.3%
Cost of software sales	2.3%	22.8%
Total cost of revenues excluding depreciation and amortization	67.2%	74.1%
Gross profit	32.8%	26.0%
Selling, general and administrative expenses	73.2%	75.1%
Gain on litigation settlement	(18.1%)	0.0%
Operating loss from continuing operations	(22.3%)	(49.1%)
Gain on sale of equity investment and settlement of contingent consideration receivable	4.8%	0.0%
Other income, net	0.1%	0.1%
Interest expense	(1.3%)	(0.7%)
Loss from continuing operations before income taxes and equity in net loss of affiliate	(18.7%)	(49.7%)
Income tax (benefit) expense	(0.5%)	7.4%
Net loss from continuing operations before equity in net loss of affiliate	(18.2%)	(57.1%)
Equity in net loss of affiliate	(3.1%)	0.0%
Net loss from continuing operations	(21.3%)	(57.1%)
Loss from discontinued operations	(4.2%)	(103.9%)
Net loss	(25.5%)	(161.0%)

Revenue

Revenue decreased by 27.6%, or $3.0 million, from $11.0 million in 2022 to $8.0 million in 2023. This net decrease includes a decrease in professional services revenue of 6.6%, or $0.6 million and a decrease in revenue from sales of third-party software, primarily Adobe products, of 92.9% or $2.5 million.

During 2023, we continued to de-emphasize sales of third-party software products because they have generated very low gross profits of 0.9% and 6.2% in 2023 and 2022, respectively, and also require relatively significant administrative effort.

Gross Profit

Gross profit decreased by $0.3 million, or 8.7%, from $2.9 million in 2022 to $2.6 million in 2023, with gross profit percentage increasing from 26.0% to 32.8%. This net decrease in gross profit is primarily attributable to $0.2 million of lower gross profit from third party product sales. This decline in gross profit is fully offset by decreases in commissions and other expenses directly related to the sale of third party software.

Selling, General and Administrative Expenses ("SG&A")

SG&A expenses decreased from $8.2 million in 2022 to $5.8 million, a decrease of 29.1%, in 2023 as follows:

	2023	2022	Increase/ (Decrease)
Salaries and benefits	$ 2,124,562	$ 2,719,057	$ (594,495)
Stock based compensation	710,550	1,276,455	(565,905)
Legal and professional fees	828,931	1,549,507	(720,576)
Depreciation & Amortization	217,236	220,192	(2,956)
Acquisition costs	714,409	889,696	(175,287)
Software, IT and office expenses	376,358	428,564	(52,206)
Governance and investor relations	318,852	435,432	(116,580)
Insurance	351,498	224,327	127,171
Marketing and promotions	2,233	105,777	(103,544)
All other	197,503	432,794	(235,291)
Total SG&A	$ 5,842,132	$ 8,281,801	$ (2,439,669)

Gain on Litigation Settlement

In 2023, we had a gain of $1.4 million on the settlement of litigation. As discussed in Note 9 to the consolidated financial statements, the Company and Jeffrey Gerald, the individual from whom the WaveDancer purchased all the outstanding shares of GMI, were engaged in litigation about Mr. Gerald's termination as an employee of the Company as well as whether the Company should be required to pay the deferred consideration of $1.5 million that would have been payable on December 10, 2023. The Company and Gerald settled the litigation, resolving all outstanding matters between them, including termination of the $1.5 million deferred consideration obligation under the terms of the GMI acquisition agreement.

Net Loss

For 2023 we had a net loss of $2.0 million versus $17.8 million in 2022. The primary drivers of the $15.7 million reduction in net loss in 2023 include the inclusion in the 2022 net loss of impairment losses of $10.2 million in our GMI business which was sold in 2023, a reduction of other GMI losses of $1.0 million, reduced operating expenses in 2023 from continuing operations of $2.4 million, and the $1.4 million gain on litigation settlement in 2023.

Liquidity and Capital Resources

During the year ended December 31, 2023, the Company generated a net loss from continuing operations of $1.7 million. As of December 31, 2023, the Company had a working capital deficit of less than $0.1 million, including cash and cash equivalents of $0.7 million. As of December 31, 2023 the Company had $0.5 million outstanding under its bank line of credit and no borrowing availability. In September, 2023, we sold 35,000 unregistered shares of our common stock in a private offering at a price of $5.00 per share from which we raised aggregate gross proceeds of $175,000. The Company's current focus is on closing the Merger. Under the terms of the Merger Agreement, we must have Parent Net Cash of no less than zero on the closing date. Parent Net Cash means the amount of cash on hand, including the proceeds from the Tellenger Sale transaction of $1.5 million, less all of our liabilities - other than the operating liabilities associated with Tellenger - on the closing date, including transaction costs and severance obligations. We estimate that the Company will need to raise between $0.8 million and $1.1 million of additional capital in order to reach the minimum required Parent Net Cash amount. To raise this capital, we intend to conduct a private placement, the funding of which will be contingent on the Merger closing. There can be no assurance that our efforts to undertake a private placement will be successful.

If the Company and Firefly are unable to raise the capital required to consummate the Merger, which for the Company is approximately $0.8 million to $1.0 million, and the Merger transaction does not close, we will likely be delisted from the Nasdaq as a result of not meeting the minimum stockholders' equity requirement for continued listing, unless we are able to develop a plan for raising our stockholders' equity that is acceptable to Nasdaq. If the Merger does not close and we are delisted, we would implement an expense reduction program and may cease to be a reporting company, which would reduce our operating expenses significantly. We would also likely need to raise additional capital to meet our liquidity commitments through the end of 2024 and beyond. We may also need to pursue arrangements with our creditors to defer or curtail our obligations if we are unable to reduce our expenses quickly enough or raise additional capital.

The Company has no commitments for capital spending nor any plans for material capital expenditures.

Critical Accounting Estimates

Our significant accounting policies are described in Note 1 to our accompanying consolidated financial statements. We prepare our financial statements in conformity with accounting principles generally accepted in the United States. As such, we are required to make certain estimates and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. The actual results could be different from these estimates. Our critical accounting estimates are those where we have made particularly difficult, subjective or complex judgments. Changes in the assumptions and conditions included in these critical accounting estimates can materially impact our future financial results.

Revenue Recognition

We account for revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers." The unit of account in ASC 606 is a performance obligation, which is a promise in a contract with a customer to transfer a good or service to the customer. ASC 606 prescribes a five-step model for recognizing revenue that includes identifying the contract with the customer, determining the performance obligation(s), determining the transaction price, allocating the transaction price to the performance obligation(s), and recognizing revenue as the performance obligations are satisfied. The timing of the satisfaction of performance obligations varies based on whether we are selling a product or service and the contractual terms. Significant judgment can be required in determining certain performance obligations, and these determinations could change the amount of revenue and profit recorded in a given period. Our contracts may have a single performance obligation or multiple performance obligations. When there are multiple performance obligations within a contract, we allocate the transaction price to each performance obligation based on our best estimate of standalone selling price. The estimate of standalone selling price for each performance obligation constitutes a critical accounting estimate, since it is particularly complex and subjective and prone to change from period to period.

Stock-Based Compensation

The Company estimates the fair value of options granted using a Black-Scholes valuation model to establish the expense. Determining the inputs for the valuation model requires significant judgment, particularly related to the estimation of stock price volatility. Historically there has been a limited public market for the Company's stock, and as a result the Company estimates its expected volatility by using the volatility of a pool of several public company issuers that operate within its market segment as a benchmark. The Company adjusts the results of the benchmark analysis on the stock price volatility assumption to reflect differences in the size of the benchmark companies and their capital structures as compared to ours. The selection of comparable companies and the amount of the size adjustment require significant judgment and changes in those assumptions could have a material impact on our reported results of operations.

The fair values of option awards granted in 2023 and 2022 were estimated using the Black-Sholes option pricing model under the following assumptions:

	2023		2022	
Risk-free interest rate	4.6	%	1.9% - 4.3%	
Dividend yield	0	%	0	%
Expected term (years)	3.25 - 3.50		3.25 - 6.00	
Expected volatility	33.5% - 36.7%		45.8% - 48.1%	

Goodwill, Intangible Assets and Other Long-lived Assets

Management evaluates the recoverability of the Company's indefinite-lived intangible assets (tradenames) annually on October 31, or more often when events or circumstances indicate a potential impairment exists.

Management evaluates the recoverability of the Company's finite-lived intangible assets and other long-lived assets when events or circumstances indicate a potential impairment exists. In determining if impairment exists, the Company estimates the undiscounted cash flows to be generated from the use and ultimate disposition of these assets or asset groups that contain those assets. If impairment is indicated based on a comparison of an asset group's carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

Goodwill is not amortized but instead tested for impairment (i) on at least an annual basis and (ii) when changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit may be below its carrying value. These circumstances include, but are not limited to, significant changes in performance relative to expected operating results; significant changes in the use of the assets; significant negative industry or economic trends; a significant decline in the Company's stock price for a sustained period of time; and changes in the Company's planned revenue or earnings. Management evaluates the recoverability of the Company's goodwill annually on October 31 or more often as events or circumstances indicate the fair value of a reporting unit is below its carrying value, including goodwill. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the reporting unit carrying amount exceeds the estimated fair value of the reporting unit.

Government Regulation

We are bound by various rules and regulations promulgated by the federal government and agencies thereunder. We have not experienced undue expense beyond those expenses normally incurred in our ordinary course of business in adhering to such rules and regulations. Since historically most of our business is derived from contracts either directly with the U.S. federal government or as a subcontractor on behalf of U.S. federal government customers, most of our contracts are subject to termination at the election of the government.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

As a smaller reporting company, as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and Item 10(f)(1) of Regulation S-K, the Company has elected to comply with certain scaled disclosure reporting obligations, and therefore is not required to provide the information required by Item 305 of Regulation S-K.

Item 8.   Financial Statements and Supplementary Data.

Our financial statements and notes thereto begin on page F-1 of this report and are incorporated herein by reference.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

During the last two years, for which consolidated financial statements are presented herein, there have been no changes in or disagreements with our independent registered accountants on accounting and financial disclosures.

Item 9A.   Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Office and Chief Financial Officer, and people performing similar functions, has evaluated the effectiveness of the design and operation of our controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period reported in this Annual Report (the "Evaluation Date"). Based upon this evaluation, our Chief Executive Office and Chief Financial Officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information required to be disclosed was accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

None.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, (the "Evaluation Date"), based on the criteria for effective internal control described in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management concluded that our internal control over financial reporting was effective as of the Evaluation Date.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm.

This report shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 9B.   Other Information

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10.   Directors, Executive Officers, and Corporate Governance

Directors

The following sets forth certain information, as of February 29, 2024, about each member of our Board of Directors (the "Board"), including an account of their specific business experience; the names of publicly held and certain other corporations of which they also are, or have been within the past five years, directors; and a discussion of their specific experience, qualifications, attributes or skills that led to the conclusion that they should serve as directors. Our Certificate of Incorporation provides that our Board is divided into three classes, Class I, Class II, and Class III, with members of each class typically serving staggered three-year terms.

Name of Director	Age	Director Since	Position with the Company
Paul B. Becker	62	2021	Director
G. James Benoit Jr.	52	2021	Director, CEO and Chairman
James C. DiPaula, Jr.	61	2021	Director
Jack L. Johnson, Jr.	67	2021	Director
William H. Pickle	74	2015	Director
Bonnie K. Wachtel	68	1992	Director

Paul B. Becker, Rear Admiral, USN (ret), age 62, is a former Naval Intelligence Officer and senior executive with a unique combination of business, military, cyber and leadership experience. As the CEO of "The Becker T3 Group" consultancy he founded in 2016, he leverages an outstanding network of U.S. and international security leaders to provide clients with an understanding of National Security trends and activities. He's successfully developed and implemented all-source intelligence strategies for large, diverse international teams. From 2016 to 2017, Paul led the Presidential Transition's Intelligence Community Landing Team which provided policy input, strategic guidance and operational counsel to a new administration. He served as Director of Intelligence for the Joint Chiefs of Staff beginning in 2013. Additional military service includes Director of Intelligence for the U.S. Pacific Command in Hawaii and the International Security Assistance Force Joint Command in Afghanistan, commanding officer of CENTCOM's Joint Intelligence Center in Tampa, and Assistant Naval Attaché to France.

Rear Admiral Becker is the recipient of the National Intelligence Community and Department of Defense's Distinguished Service Medals, and the Ellis Island Medal of Honor. The Naval Intelligence Community recognized RADM Becker in 2016 by establishing the "Teamwork, Tone, Tenacity" leadership award in his honor. He holds a Master's degree in Public Administration from Harvard's Kennedy School of Government and a Bachelor of Science from the U.S. Naval Academy. A dynamic public speaker and author, his articles and presentations have been widely published.

G. James Benoit, Jr. age 52**,** has spent his career devoted to the intelligence and national security missions of the United States. From 2009 to 2019, he served as the CEO of FedData and Domain5, a pair of technology companies supplying secure hardware, engineering, analytics, network engineering and computer network operations support services to the National Intelligence Community and the Department of Defense. On his watch, FedData grew from start-up to nearly $500 million in revenue and over $30 million in earnings.

In 2015, Mr. Benoit led FedData through the acquisition of a distressed asset and successfully turned the asset around. He sold FedData in 2018, earning the stockholders and private equity partners an IRR greater than 80%. As CEO, Mr. Benoit secured over $300 million in asset-based credit facilities, $40 million in revolving facilities and over $75 million in senior unsecured debt. Mr. Benoit most recently led FedData through the successful capture of a 5-year, more than $500 million, contract supporting the intelligence community. Mr. Benoit retired as CEO of FedData in December 2019.

Prior to becoming FedData's CEO, Mr. Benoit's career spanned distinguished service as an officer in the United States Army, important work in civilian government, and work in the private sector. A licensed attorney, he spent several years at prominent law firms where he worked on a range of matters including corporate formation, mergers and acquisitions, securities, leveraged buyouts, banking and finance.

Mr. Benoit is a graduate of St. Mary's College of Maryland, the University of Baltimore and the Georgetown University Law Center. A lifelong resident of Annapolis, he lives with his wife and three children.

James C. "Chip" DiPaula, Jr., age 61, is Co-President of the Digital Commerce Division of Ascential plc. Mr. DiPaula is Co-Founder of Flywheel Digital, a pioneering digital advertising firm that optimizes ecommerce sales for the world's largest brands. Flywheel was acquired in 2018 by Ascential, plc.

Mr. DiPaula's public sector experience includes serving as Chief of Staff to the Governor of Maryland from 2005 to 2007 and serving as the youngest Secretary of the Maryland Department of Budget & Management in state history from 2003 to 2005. In this capacity, he oversaw development of a $26 billion state budget and resolved $4 billion in budget deficits through performance-based budgeting.

Mr. DiPaula received his Bachelor of Science degree in Business Administration from Towson University.

Jack L. Johnson, Jr., 67, is the CEO and Managing Partner for Jack Johnson and Associates, a strategic consulting firm located in McLean, VA. The firm specializes in providing business and risk consulting to clients domestically and internationally, particularly in the areas of business risk, pre- and post-sale merger and acquisition support, business integration as well as in-depth security assessments.

Previously he was a Partner and Sector Leader with Guidehouse Consulting, and its legacy firm, PricewaterhouseCoopers (PwC), where he led the firm's large Defense Sector Practice after previously serving as Sector Leader for its Homeland Security and Law Enforcement sector. Before joining PwC in 2005, Mr. Johnson served as the first Chief Security Officer (CSO) for the newly formed Department of Homeland Security (DHS). In this capacity, he was directly involved in the establishment of DHS after 9/11 and integrating the 22 agencies that now comprise the Department. His previous government service before his appointment at DHS consisted of over 20 years with the United States Secret Service, rising to the position of Deputy Assistant Director, and serving in a wide range of managerial and executive assignments of increasing responsibility and complexity. His career included the full range of investigative, protective, and intelligence-related duties, both domestically and internationally, as well as assignments with various Presidents, Vice Presidents, Presidential candidates, and foreign heads of state. Prior to being commissioned as a Secret Service Agent in 1983, he was a Police Officer and Detective for Fairfax County, Virginia Police Department, and also is a veteran of the United States Army.

Mr. Johnson received his Bachelor of Science degree from the University of Maryland, a Master's in Forensic Science degree from George Washington University and has completed additional post-graduate study at the University of Virginia and Johns Hopkins School of Management. He has previously testified on multiple occasions before Congress on homeland security and national security-related issues and is a frequent speaker at many national and international conferences, seminars, and symposiums.

William H. Pickle, 74, is a government affairs/business development consultant with over 30 years of experience at senior levels within the federal government. Since 2007, Mr. Pickle has served as President of The Pickle Group, LLC, a Washington DC-based business development company. Mr. Pickle served as the 37th Sergeant at Arms (SAA) of the United States Senate. Mr. Pickle was nominated for this senior position by Senate Majority Leader Bill Frist and elected by the Senate in March 2003. He was re-elected in January 2005. In this position, Mr. Pickle served as the Senate's Chief Operating Officer, Chief of Protocol, Chief of Security; and managed over 950 Senate employees and an annual budget exceeding $200 million. As SAA, Mr. Pickle worked closely with Senators, Committees and senior Senate staff on a daily basis. In addition, as the SAA, he served as Chairman of the U.S. Capitol Police Board with direct oversight for a 2200 person police department with a budget of $300 million. Prior to his Senate service, Mr. Pickle served in several Senior Executive Service (SES) positions within the Executive Branch, which included being the first SES Director of the Transportation Security Administration and a Deputy Inspector General of the Department of Labor.

Most of Mr. Pickle's career was spent with the United States Secret Service where he rose steadily through the ranks from Special Agent to Senior Executive. Mr. Pickle served as Executive Assistant Director responsible for the Congressional and Legislative Affairs program of the Secret Service from 1991 to 1998.

Mr. Pickle is a decorated Vietnam War Veteran who served with the 1st Cavalry Division in 1968-69. Among his awards are the Bronze Star, Purple Heart, 7 Air Medals (2 for valor), 3 Army Commendation Medals, Vietnamese Cross of Gallantry, and the Combat Infantry Badge. Mr. Pickle served on the President's Medal of Valor Award Committee and currently serves on numerous not-for-profit and corporate boards. He was a member of the 2004 Presidential Election Advisory Committee.

Bonnie K. Wachtel, 68, is a principal of Wachtel & Co., Inc., a boutique investment firm based in Washington, D.C. Her career spans investment banking, valuation consulting, and oversight of financial reporting and internal controls. Ms. Wachtel has been a director of six Nasdaq-listed companies since joining her firm in 1984, and currently serves on the Board of VSE Corporation (VSEC), a provider of engineering services principally to federal government clients. From November 2013 through 2021, she was a director of The ExOne Company, (XONE), a global provider of 3D printing machines, products, and services. Her securities industry experience includes service on the Advisory Committee for the National Market System Consolidated Audit Trail, LLC, an entity created by order of the SEC, and ten years on the Hearing Panel for Nasdaq Listing Qualifications.

Ms. Wachtel holds B.A. and M.B.A. degrees from the University of Chicago and a J.D. from the University of Virginia. She is a Chartered Financial Analyst (CFA).

Ms. Wachtel is a trusted resource with regard to business strategy, public markets, merger and acquisition opportunities, corporate governance, regulatory compliance, and risk management. Given her background and occupation, she is qualified to be the audit committee's financial expert.

Executive Officers

The following table sets forth the name, age (as of February 29, 2024) and position of each of our executive officers.

Name of Executive Officer	Age	Position With Company
G. James Benoit, Jr.	52	Chief Executive Officer and Chairman
Timothy G. Hannon	60	Chief Financial Officer

G. James Benoit, Jr, was appointed Chairman and Chief Executive Officer in August 2021. See description under directors above.

Timothy G. Hannon, was appointed Chief Financial Officer on September 29, 2021. From June 2021 until his permanent appointment as CFO, Mr. Hannon had been a Managing Director at GlassRatner Advisory & Capital Group, LLC d/b/a B. Riley Advisory Services. From March 2017 until June 2021, Mr. Hannon served as VP Finance & Corporate Controller and then as Chief Financial Officer of Ready Pac Foods, Inc. ("RPF") d/b/a Bonduelle Fresh Americas, a wholly owned subsidiary of Bonduelle SA, a French publicly traded company. From May 2016 to March 2017, Mr. Hannon was an outside consultant to RPF in connection with Bonduelle's acquisition of RPF. Prior thereto, Mr. Hannon was the chief financial officer for several privately held enterprises. He began his career with Arthur Andersen & Co. in New York where he was primarily assigned to audits of publicly traded companies. Mr. Hannon graduated from the State University of New York at Albany with a bachelor's degree in accounting and is a certified public accountant.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, there were no officers, directors and 10% beneficial owners who failed to file on a timely basis the forms required under Section 16(a) of the Exchange Act during our 2023 fiscal year.

Code of Business Conduct and Ethics

We have adopted a code of ethics that applies to our directors, officers, and employees The code of ethics is available on our website at *www.wavedancer.com* on the Governance Documents page under the Investors heading. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Procedures for Stockholder Nominations to the Board of Directors

Under our bylaws, a stockholder ("Proposing Stockholder") must provide written notice to the Secretary of the Company at the principal executive offices of the Corporation: (x) not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, in advance of the anniversary of the previous year's annual meeting if such meeting is to be held on a day which is not more than 30 days in advance of the anniversary of the previous year's annual meeting or not later than 60 days after the anniversary of the previous year's annual meeting; and (y) with respect to any other annual meeting of stockholders, not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of: (1) the 90th day prior to the annual meeting and (2) the close of business on the tenth day following the first date of public disclosure of the date of such meeting. The Proposing Stockholder's notice must include:

(i)   the name, age, business address, and residence address of each nominee proposed in such notice;

(ii)   the principal occupation or employment of each such nominee;

(iii)   the class and number of shares of capital stock of the Company which are owned of record and beneficially by each such nominee (if any);

(iv)   such other information concerning each such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved) or that is otherwise required to be disclosed, under Section 14(a) of the Exchange Act;

(v)   a written questionnaire with respect to the background and qualification of such proposed nominee (which questionnaire shall be provided by the Secretary upon written request) and a written statement and agreement executed by each such nominee acknowledging that such person:

    (A)   consents to being named in the Company's proxy statement as a nominee and to serving as a director if elected,

    (B)   intends to serve as a director for the full term for which such person is standing for election, and

(vi)   as to the Proposing Stockholder:

    (A)   the name and address of the Proposing Stockholder as they appear on the Company's books and of the beneficial owner, if any, on whose behalf the nomination is being made,

    (B)   the class and number of shares of the Company which are owned by the stockholder (beneficially and of record) and owned by the beneficial owner, if any, on whose behalf the nomination is being made, as of the date of the Proposing Stockholder's notice, and a representation that the Proposing Stockholder will notify the Company in writing of the class and number of such shares owned of record and beneficially as of the record date for the meeting within five business days after the record date for such meeting,

    (C)   a description of any agreement, arrangement, or understanding with respect to such nomination between or among the Proposing Stockholder or the beneficial owner, if any, on whose behalf the nomination is being made and any of their affiliates or associates, and any others (including their names) acting in concert with any of the foregoing, and a representation that the Proposing Stockholder will notify the Company in writing of any such agreement, arrangement, or understanding in effect as of the record date for the meeting within five business days after the record date for such meeting,

    (D)   a description of any agreement, arrangement, or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the Proposing Stockholder's notice by, or on behalf of, the Proposing Stockholder or the beneficial owner, if any, on whose behalf the nomination is being made and any of their affiliates or associates, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such person or any of their affiliates or associates with respect to shares of stock of the Corporation, and a representation that the Proposing Stockholder will notify the Company in writing of any such agreement, arrangement, or understanding in effect as of the record date for the meeting within five business days after the record date for such meeting,

    (E)   representation that the Proposing Stockholder is a holder of record of shares of the Company entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, and

    (F)   a representation whether the Proposing Stockholder intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve the nomination and/or otherwise to solicit proxies from stockholders in support of the nomination.

Audit Committee

We have a separately designated standing audit committee. This committee currently has three members, Bonnie K. Wachtel (Chairperson), James C. DiPaula, Jr., and Paul B. Butler. Our Audit Committee has the authority to retain and terminate the services of our independent registered public accountants, reviews annual financial statements, considers matters relating to accounting policy and internal controls, and reviews the scope of annual audits. All members of the Audit Committee meet the current independence standards promulgated by the SEC and by the NASDAQ Stock Market; as such standards apply specifically to members of audit committees. The Board has determined that Ms. Wachtel is our "audit committee financial expert," as the SEC has defined that term in Item 407 of Regulation S-K. The current audit committee charter is available for viewing on our Web site at *www.wavedancer.com* on the Governance Documents page under the Investors heading.

Item 11.   Executive Compensation

The Summary Compensation Table below sets forth compensation information for (i) those individuals who served as the Chief Executive Officer during 2023, (ii) up to two other individuals serving as executive officers on December 31, 2023 and (iii) up to two additional individuals for whom disclosure would have been provided under (ii) hereof but for the fact they were not serving as an executive officer on December 31, 2023 (collectively "Named Executive Officers"):

Summary Compensation Table

Name and principal position (a)	Year (b)	Salary[1] ($) (c)	Bonus ($) (d)	Option awards[2] ($) (f)	All other compensation[3] ($) (i)	Total ($) (j)
G. James Benoit Jr.	2023	131,563	-	8,363	3,591	143,517
Chief Executive Officer	2022	181,311	-	115,200	2,681	299,192
Timothy G. Hannon	2023	250,000	-	8,363	7,100	265,463
Chief Financial Officer	2022	250,313	-	537,050	5,050	792,413

[1]   During 2022 Mr. Benoit and Mr. Hannon elected to forego portions of their salaries and received stock option awards instead. The salary amounts foregone and included in column (c) for Mr. Benoit was $89,870 and for Mr. Hannon was $25,000. Mr. Benoit and Mr. Hannon were granted 36,000 stock options and 4,000 stock options, respectively, on November 21, 2022. See note 2 below for further details on these grants.

[2]   Amounts in column (f) reflect the aggregate grant date fair value computed in accordance with ASC Topic 718 of the options to purchase shares of our common stock. These amounts do not represent amounts the named executive officers received or are entitled to receive. The assumptions used in the valuation of these awards can be found in Note 13 to our consolidated financial statements. The amounts do not reflect the risk the awards may be forfeited in certain circumstances and, for awards that are subject to performance conditions, the risk there is no payout because the performance conditions are not met.

The vesting of all option awards granted to executive officers in 2023 and 2022 are subject only to the term of service.

The 2023 option awards for Mr. Benoit represents an award of 12,500 options on November 3, 2023, exercisable at $2.03 per share with approximately 4,167 shares exercisable on each of October 28, 2024, 2025 and 2026., and expiring on October 31, 2028. The 2022 option award for Mr. Benoit represents an award of 36,000 options on November 21, 2022, exercisable at $8.60 per share with 12,000 shares exercisable on each of November 21, 2023, 2024 and 2025, and expiring on November 21, 2032.

The 2023 option awards for Mr. Hannon represents an award of 12,500 options on November 3, 2023, exercisable at $2.03 per share with approximately 4,167 shares exercisable on each of October 28, 2024, 2025 and 2026, and expiring on October 31, 2028. The 2022 option awards for Mr. Hannon represent an award of 25,000 shares on March 22, 2022, exercisable at $49.90 per share with 7,500 shares exercisable on each of March 22, 2023, 2024 and 2025, and expiring on March 22, 2032, and an award of 4,000 options on November 21, 2022, exercisable at $8.60 per share with approximately 1,333 shares exercisable on each of November 21, 2023, 2024 and 2025, and expiring on November 21, 2032.

[3]   Amounts in column (i) are for employer matching contributions to each individual's 401(k) defined contribution account under our company-wide 401(k) Pension and Profit-Sharing Plan.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

On August 26, 2021, an employment agreement was executed between the Company and G. James Benoit, Jr., who was named as the Chief Executive Officer of the Company. Under the agreement, Mr. Benoit initially received a base salary of $60,000, which may be adjusted periodically by the board of directors, with eligibility to receive an annual performance bonus up to 100% of his base salary based on measurement standards to be determined by the Board's compensation committee. Under the agreement, Mr. Benoit was granted options to purchase 3,000 shares of Company's common stock under its 2016 Stock Incentive Plan and 100,000 options upon the adoption of its 2021 Stock Incentive Plan. The board of directors voted on March 18, 2022, with an effective date of the same, to increase Mr. Benoit's base rate of pay by $107,500, and to further increase his base rate of pay by an additional $107,500 effective August 26, 2022, the anniversary date of his employment agreement. In the event of Mr. Benoit's termination other than for Cause, death, disability, or by Mr. Benoit Without Good Reason (as defined in the agreement), he is entitled to receive pro-rated bonus, severance payments at the same rate as the base salary for a period of twelve months following the date of termination, and continued participation in all benefit plans for which he is legally eligible during the severance period.

On March 22, 2022, an employment agreement was executed between the Company and Timothy G. Hannon, who was named as the Chief Financial Officer of the Company. Under the agreement, Mr. Hannon receives a base salary of $270,000, with eligibility to receive an annual performance bonus up to 50% of his base salary based on measurement standards to be determined by the Board's compensation committee. In the event of Mr. Hannon's termination other than for Cause, death, disability, or by Mr. Hannon Without Good Reason (as defined in the agreement), he is entitled to receive pro-rated bonus, severance payments at the same rate as the base salary for a period of twelve months following the date of termination, and the Company will pay for Mr. Hannon's COBRA coverage during the severance period, if eligible.

The following table sets forth the outstanding equity awards as of December 31, 2023 for the Named Executive Officers of the Company:

Name (a)	Number of securities underlying unexercised options (#) exercisable (b)	Number of securities underlying unexercised options (#) unexercisable (c)	Option exercise price ($) (e)	Option expiration date (f)
G. James Benoit Jr.	12,000	24,000(1)	$ 8.60	11/21/32
G. James Benoit Jr.	-	3,000(2)	28.00	08/26/26
G. James Benoit Jr.	100,000	-	48.90	12/30/26
G. James Benoit Jr.	-	12,500(3)	2.03	10/31/28
Timothy G. Hannon	1,333	2,667(1)	8.60	11/21/32
Timothy G. Hannon	2,500		48.90	12/30/26
Timothy G. Hannon	7,500	15,000(4)	49.90	03/22/32
Timothy G. Hannon	-	12,500(3)	$ 2.03	10/31/28

(1) One half vest on each of November 21, 2024 and 2025.
(2) Vests on August 26, 2024.
(3) One-third vests on each of October 31, 2024, 2025, and 2026.
(4) 7,500 shares vest on each of March 22, 2024 and 2025.

Each Named Executive Officer is a salaried employee, without any guaranteed incentives. Bonuses and stock option awards are at the discretion of the Compensation Committee of the Board of Directors. Executive officers are eligible to participate in the WaveDancer 401(k) Pension and Profit-Sharing Plan under the same terms and matching percentages as other salaried employees.

The Company has no outstanding stock awards to any executive officer.

Retirement Plans

The Company has a Cash or Deferred Arrangement Agreement (CODA), which satisfies the requirements of section 401(k) of the Internal Revenue Code. This defined contribution retirement plan covers substantially all employees. Participants can elect to have up to the maximum percentage allowable of their salaries reduced and contributed to the plan. The Company may make matching contributions equal to a discretionary percentage of the participants' elective deferrals. In 2023, the Company matched 25% of the first 6% of the participants' elective deferrals. The Company may also make additional contributions to all eligible employees at its discretion. The Company did not make additional contributions during 2023.

Compensation of Directors

For the year ended December 31, 2023, the Company paid each non-employee director a quarterly fee of $3,750 per quarter to serve on the board and an additional $1,250 for non-employee committee chairpersons. Options to purchase shares of common stock may be issued in addition to the director's annual fee. Expenses incurred in attending Board of Director meetings and committee meetings may be reimbursed. The following Table describes all compensation for each director for the year ended December 31, 2023.

Name	Fees earned or paid in cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-equity incentive plan compensation ($) (e)	Non-qualified deferred compensation ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Paul B. Becker[1]	$ 15,000	-	$ 3,010	-	-	-	$ 18,010
James C. DiPaula, Jr.[2]	15,000	-	3,010	-	-	-	18,010
Jack L. Johnson, Jr.[3]	20,000	-	3,010	-	-	-	23,010
William H. Pickle[4]	15,000	-	3,010	-	-	-	18,010
Linda L. Singh[5]	7,500	-	-	-	-	-	7,500
Donald J. Tringali[6]	15,000	-	-	-	-	-	15,000
Bonnie K. Wachtel[7]	$ 20,000	-	$ 3,010	-	-	-	$ 23,010

1	Had an aggregate amount of 11,000 options outstanding as of December 31, 2023.
2	Had an aggregate amount of 10,000 options outstanding as of December 31, 2023.
3	Had an aggregate amount of 12,000 options outstanding as of December 31, 2023.
4	Had an aggregate amount of 15,000 options outstanding as of December 31, 2023.
5	Had zero options outstanding as of December 31, 2023.Resigned as a director effective March 20, 2023.
6	Had zero options outstanding as of December 31, 2023. Resigned as a director effective July 5, 2023.
7	Had an aggregate amount of 14,000 options outstanding as of December 31, 2023.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Equity Compensation Plan Information

The following table contains information regarding securities authorized and available for issuance under our equity compensation plans for certain employees, directors, and consultants, as of December 31, 2023.

	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted average exercise price of Outstanding options, warrants, and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders[1,2,3]	391,000	$ 27.43	170,300
Equity compensation plans not approved by security holders	-	-	-
Total	391,000	$ 27.43	170,300

1   The Company's 2021 Stock Incentive Plan was approved by the Company's stockholders on December 2, 2021, has an effective date of October 11, 2021, and expires on October 11, 2031 (the "2021 Plan"). The 2021 Plan provides for the granting of equity awards to employees and directors. The maximum number of shares for which equity awards may be granted under the 2021 Plan is 500,000. Options granted under the 2021 Plan expire no later than ten years from the date of grant or 90 days after employment ceases, whichever comes first, and vest over periods determined by the Board of Directors

2   The Company's 2016 Stock Incentive Plan was approved by the Company's stockholders on June 1, 2016, has an effective date of April 4, 2016, and expires on April 4, 2026 (the "2016 Plan"). The 2016 Plan provides for the granting of equity awards to employees and directors. The maximum number of shares for which equity awards may be granted under the 2016 Plan is 1,00000. Options granted under the 2016 Plan expire no later than ten years from the date of grant or 90 days after employment ceases, whichever comes first, and vest over periods determined by the Board of Directors.

3   The Company's 2006 Stock Incentive Plan was approved by the Company's shareholders on May 18, 2006, has an effective date of April 12, 2006, and expired April 12, 2016. The 2006 Plan provided for the granting of equity awards to key employees, including officers and directors. The maximum number of shares for which equity awards could be granted under the 2006 Plan was 195,000. Options under the 2006 Plan expire no later than ten years from the date of grant or after prescribed periods of time after employment ceases, whichever comes first, and vested over periods determined by the Board of Directors.

Security Ownership of Certain Beneficial Owners and Management

Based on Schedule 13G, Schedule 13D, and Section 16(a) filings, there are no persons known to us as of the date of this filing to beneficially own more than 5% of the outstanding shares of our common stock. The following tables set forth the beneficial ownership of our common stock held as of February 29, 2024, by each current director, each Named Executive Officer; and by all current directors and executive officers as a group.

Security Ownership of Management

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent Of Class(2)
G. James Benoit, Jr., Chairman, Director, Chief Executive Officer	387,912(3)	17.6%
Timothy G. Hannon, Chief Financial Officer	18,833(4)	*
Paul B. Becker, Director	5,500(5)	*
James C. DiPaula, Jr., Director	60,966(6)	3.0%
Jack L. Johnson, Jr., Director	16,000(7)	*
William H. Pickle, Director	33,641(8)	1.7%
Bonnie K. Wachtel, Director	40,880(9)	2.0%
All directors and executive officers as a group	563,732	24.8%

*   Beneficial Ownership represents less than 1% of the class of shares.

(1)   The address of record for all directors and executive officers is care of the Company at 12015 Lee Jackson Memorial Hwy, Ste 210, Fairfax VA 22033.
(2)   The foregoing percentages are based on the number of shares of our common stock outstanding as of February 29, 2024, of 2,013,180, and for each beneficial owner and all directors and officers as a group includes all options and warrants exercisable within 60 days of February 29, 2024.
(3)   Includes 112,000 shares issuable upon the exercise of options and 77,333 shares issuable upon the exercise of warrants to purchase common stock.
(4)   Includes 18,833 shares issuable upon the exercise of options.
(5)   Includes 5,500 shares issuable upon the exercise of options.
(6)   Includes 5,000 shares issuable upon the exercise of options and 5,856 shares issuable upon the exercise of warrants to purchase common stock.
(7)   Includes 7,000 shares issuable upon the exercise of options and 3,500 shares issuable upon the exercise of warrants to purchase common stock.
(8)   Includes 9,500 shares issuable upon the exercise of options and 6,829 shares issuable upon the exercise of warrants to purchase common stock.
(9)   Includes 8,500 shares issuable upon the exercise of options and 2,500 shares issuable upon the exercise of warrants to purchase common stock.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

Transactions with Related Persons

A "Related Party Transaction" is any transaction directly or indirectly involving any related party that would need to be disclosed under Item 404(a) of Regulation S-K. The Company has determined as a policy that any Related Party Transaction requires the approval of the Board of Directors.

On September 27, 2023, the Company sold 35,000 shares of common stock to G. James Benoit, Jr., Chairman and Chief Executive Officer at a price of $5.00 per share in a private placement offering from which it raised aggregate gross proceeds of $175,000.

During the fiscal year ending December 31, 2023, the Company did not engage in any additional Related Party Transactions.

Independence

Our Board has determined that the following members of the Board qualify as independent under the definition promulgated by the NASDAQ Stock Market:

Paul B. Becker
James C. DiPaula, Jr.
Jack L. Johnson, Jr.
William H. Pickle
Bonnie K. Wachtel

There are no family relationships between any directors or executive officers of the Company.

Item 14.   Principal Accountant Fees and Services (CohnReznick LLP, Tysons, Virginia, PCAOB ID 596)

The following table presents fees for professional audit services rendered by CohnReznick LLP for the audits of the Company's annual financial statements for the years ended December 31, 2023 and 2022, respectively, and fees billed for other services rendered by our principal accountants during those periods.

Fee Category	2023 Fees		2022 Fees	
Audit Fees	$	383,829	$	313,400
Tax Fees		38,587		61,018
Total Fees and Services	$	422,416	$	374,418

Audit Fees consist of fees for professional services rendered for the audit of the Company's annual financial statements and for the review of the Company's financial statements included in its quarterly reports on Form 10-Q.

Tax Fees consist of fees related to tax compliance, tax advice and tax planning services.

Policy on Audit Committee Pre-Approval

In accordance with its written charter, our Audit Committee pre-approves all audit and permissible non-audit services, including the scope of contemplated services and the related fees, that are to be performed by CohnReznick LLP, our independent registered public accounting firm, subject to the de minimis exceptions described in Section 10A(i)(1)(B) of the Exchange Act, which are approved by the Audit Committee prior to the completion of the audit. The Audit Committee's pre-approval of non-audit services involves consideration of the impact of providing such services on CohnReznick LLP's independence. All 2023 and 2022 non-audit services were pre-approved by the Audit Committee.

PART IV

Item 15. **Exhibits, Financial Statement Schedules**

The following is an explanation of documents filed as part of this report:

- *Financial Statements.* Reference is made to the Index to Consolidated Financial Statements on page F-1, where these documents are listed.
- *Financial Statement Schedules.* Financial statement schedules have been omitted because the required information is not applicable, or not present in amounts sufficient to require submission of the schedules, or because the information is included in the financial statements or notes thereto.
- *Exhibits.* A list of exhibits required to be filed as a part of this Annual Report on Form 10-K is set forth in the Exhibit Index, which is presented elsewhere in this document and incorporated herein by reference.

Item 16. **Form 10-K Summary**

None.

WAVEDANCER, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(INCLUDING REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

Years Ended December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm (PCAOB Firm ID: 596)	F-2
Consolidated Balance Sheets as of December 31, 2023 and 2022	F-4
Consolidated Statements of Operations for the years ended December 31, 2023 and 2022	F-5
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2023 and 2022	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2023 and 2022	F-7
Notes to Consolidated Financial Statements	F-8

F-1

<u>Report of Independent Registered Public Accounting Firm</u>

To the Board of Directors and Stockholders of
WaveDancer, Inc.

<u>Opinion on the Financial Statements</u>

We have audited the accompanying consolidated balance sheets of WaveDancer, Inc. (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

<u>Going Concern</u>

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the financial statements, the entity has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

<u>Basis for Opinion</u>

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

<u>Critical Audit Matters</u>

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Discontinued Operations (Notes 1, 2 and 6 to the Financial Statements)

Critical Audit Matter

On March 17, 2023, the Company entered into and completed the sale of all of the shares of Gray Matters, Inc. ("GMI") to Gray Matters Data Corporation ("GMDC"). The Company received cash and common stock in GMDC as consideration, along with contingent payments to be received. GMI represented all of the operations of the Company's Blockchain SCM segment and as such management determined that the sale met the criteria to be classified and presented as discontinued operations for all periods presented in accordance with Accounting Standard Codification 205-20, *Discontinued Operations* ("ASC 205-20").

Significant judgment is exercised by the Company in the identification, segregation, and presentation and disclosure of discontinued operations related to the sale of GMI.

Given these factors, the related audit effort in evaluating management's judgments in determining the matter was challenging, subjective, and complex and required a high degree of auditor judgment.

How our audit addressed the Critical Audit Matter

Our principal audit procedures related to the Company's determination of discontinued operations for the Gray Matters reporting unit included the following:

- We gained an understanding of and evaluated the design and implementation of the Company's controls that address the risk of material misstatement related to the Company's discontinued operations assessment process.
- We obtained and evaluated the Company's memorandum that documented management's presentation and disclosure conclusions with respect to the relevant accounting standards.
- We tested the classification of amounts included in discontinued operations by agreeing such amounts to the Company's historical accounting records.
- With the assistance of our firm's valuation professionals with specialized skills and knowledge, we tested the Company's discounted cash flow models, including certain assumptions such as the discount rates and terminal value as well as the estimates of the fair value of rollover equity and contingent payments to be received from the buyers of GMI in the first quarter of 2023.

We have served as the Company's auditor since 2012.

/s/CohnReznick LLP

Tysons, Virginia
March 20, 2024

F-3

WAVEDANCER, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS		
Current assets		
Cash and cash equivalents	$ 681,995	$ 731,081
Accounts receivable	1,117,862	1,629,559
Prepaid expenses and other current assets	267,351	442,445
Total current assets	2,067,208	2,803,085
Intangible assets, net of accumulated amortization of $484,461 and $308,217, respectively	1,005,539	1,181,783
Goodwill	1,125,101	1,125,101
Right-of-use operating lease asset	245,569	376,104
Property and equipment, net of accumulated depreciation and amortization of $432,620 and $391,628, respectively	57,999	98,991
Other assets	18,419	79,305
Assets held for sale	-	2,316,845
Total assets	$ 4,519,835	$ 7,981,214
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 403,441	$ 573,789
Revolving line of credit	500,000	425,000
Accrued payroll and related liabilities	615,766	676,796
Commissions payable	30,223	125,033
Income taxes payable	3,450	3,101
Other accrued liabilities	267,604	283,497
Contract liabilities	114,540	182,756
Operating lease liabilities - current	163,282	203,342
Deferred acquisition consideration	-	1,415,098
Total current liabilities	2,098,306	3,888,412
Operating lease liabilities - non-current	136,652	303,778
Deferred tax liabilities, net	16,187	59,121
Total liabilities	2,251,145	4,251,311
Stockholders' equity		
Common stock, $0.001 par value 100,000,000 shares authorized; 2,180,485 and 2,083,860 shares issued, 2,013,180 and 1,916,555 shares outstanding as of December 31, 2023 and 2022, respectively	2,180	2,084
Additional paid-in capital	36,456,957	35,883,831
Accumulated deficit	(33,225,236)	(31,190,801)
Treasury stock, 167,305 shares at cost, as of December 31, 2023 and 2022	(965,211)	(965,211)
Total stockholders' equity	2,268,690	3,729,903
Total liabilities and stockholders' equity	$ 4,519,835	$ 7,981,214

The accompanying notes are an integral part of the consolidated financial statements.

WAVEDANCER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2023	2022
Revenues		
Professional fees	$ 7,793,163	$ 8,347,052
Software sales	188,812	2,675,930
Total revenues	7,981,975	11,022,982
Cost of revenues		
Cost of professional fees	5,180,508	5,651,424
Cost of software sales	187,170	2,508,714
Total cost of revenues excluding depreciation and amortization	5,367,678	8,160,138
Gross profit	2,614,297	2,862,844
Selling, general and administrative expenses	5,842,132	8,281,801
Gain on litigation settlement	(1,442,468)	-
Operating loss from continuing operations	(1,785,367)	(5,418,957)
Gain on sale of equity investment and settlement of contingent consideration receivable	382,525	-
Other income, net	10,596	7,107
Interest expense	(103,256)	(81,621)
Loss from continuing operations before income taxes and equity in net loss of affiliate	(1,495,502)	(5,493,471)
Income tax (benefit) expense	(42,585)	812,457
Net loss from continuing operations before equity in net loss of affiliate	(1,452,917)	(6,305,928)
Equity in net loss of affiliate	(245,525)	-
Net loss from continuing operations	(1,698,442)	(6,305,928)
Loss from discontinued operations	(335,993)	(11,447,910)
Net loss	$ (2,034,435)	$ (17,753,838)
Basic and diluted loss per share from continuing operations	$ (0.87)	$ (3.56)
Basic and diluted loss per share from discontinued operations	(0.17)	(6.47)
Basic and diluted net loss per share	$ (1.04)	$ (10.03)
Weighted average common shares outstanding		
Basic and diluted	1,948,769	1,768,853

The accompanying notes are an integral part of the consolidated financial statements.

F-5

WAVEDANCER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Shares of Common Stock Issued		Common Stock		Additional Paid-In Capital		Accumulated Deficit		Treasury Stock		Total
Balances at December 31, 2021	1,888,231	$	1,888	$	31,806,458	$	(13,436,963)	$	(930,211)	$	17,441,172
Net loss	-		-		-		(17,753,838)		-		(17,753,838)
Stock option compensation	-		-		1,967,927		-		-		1,967,927
Stock issued	169,229		169		2,036,831		-		-		2,037,000
Issuance of stock from exercise of options	26,400		27		72,615		-		(35,000)		37,642
Balances at December 31, 2022	2,083,860		2,084		35,883,831		(31,190,801)		(965,211)		3,729,903
Net loss	-		-		-		(2,034,435)		-		(2,034,435)
Stock option compensation	-		-		776,036		-		-		776,036
Forfeiture of stock options on disposal of business (Note 2)	-		-		(407,322)		-		-		(407,322)
Stock issued	94,625		94		347,014		-		-		347,108
Issuance of stock from exercise of options	2,000		2		7,398		-		-		7,400
Amortization of stock issue costs	-		-		(150,000)		-		-		(150,000)
Balances at December 31, 2023	2,180,485	$	2,180	$	36,456,957	$	(33,225,236)	$	(965,211)	$	2,268,690

The accompanying notes are an integral part of the consolidated financial statements.

F-6

WAVEDANCER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,		
		2023		2022
Cash flows from operating activities				
Net loss	$	(2,034,435)	$	(17,753,838)
Adjustments to reconcile net loss to net cash used in operating activities:				
Loss from discontinued operations		335,993		11,447,910
Depreciation and amortization		217,236		219,986
Stock-based compensation		710,550		1,276,455
Deferred income tax expense		(42,934)		(3,019,124)
Amortization of right-of-use assets		130,535		183,070
Accretion of deferred acquisition consideration		27,370		80,098
Gain on litigation settlement		(1,442,468)		-
Gain on sale of equity investment and settlement of contingent consideration receivable		(382,525)		-
Equity in loss of affiliate		245,525		-
Changes in operating assets and liabilities:				
Accounts receivable		511,697		35,303
Prepaid expenses and other current assets		158,242		(15,455)
Other assets		60,886		(2,205)
Accounts payable		(170,348)		(76,710)
Contract liabilities		(68,216)		(4,079)
Accrued payroll and related liabilities and other accrued liabilities		(76,574)		235,259
Operating lease liability		(207,186)		(192,128)
Commissions payable		(94,810)		(99,217)
Cash used in operating activities of continuing operations		(2,121,462)		(7,684,675)
Cash used in operating activities of discontinued operations		(693,106)		1,670,714
Net cash used in operating activities		(2,814,568)		(6,013,961)
Cash flows from investing activities				
Acquisition of property and equipment		-		(535,902)
Proceeds from sale of equity investment and settlement of contingent consideration receivable		1,400,000		-
Proceeds from disposal of business		935,974		-
Net cash provided by (used in) investing activities		2,335,974		(535,902)
Cash flows from financing activities				
Borrowings under revolving line of credit		575,000		425,000
Repayments under revolving line of credit		(500,000)		-
Premium financing borrowings		305,759		-
Premium financing repayments		(305,759)		-
Proceeds from issuance of stock		347,108		1,887,000
Proceeds from exercise of stock options		7,400		37,642
Net cash provided by financing activities		429,508		2,349,642
Net decrease in cash and cash equivalents		(49,086)		(4,200,221)
Cash and cash equivalents, beginning of period		731,081		4,931,302
Cash and cash equivalents, end of period	$	681,995	$	731,081
Supplemental cash flow Information				
Interest paid	$	73,678	$	1,250
Non-cash investing and financing activities:				
Non-cash proceeds on disposal of business	$	1,263,000	$	-
Value of common stock issued in connection with common stock purchase agreement	$	-	$	150,000

The accompanying notes are an integral part of the consolidated financial statements.

WAVEDANCER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.   Summary of Significant Accounting Policies

Organization and Business

Founded in 1979 as Information Analysis Incorporated ("IAI"), IAI changed its name to WaveDancer, Inc. ("WaveDancer" or the "Company") and converted from a Virginia corporation to a Delaware corporation in December 2021. The Company is in the business of developing and maintaining information technology ("IT") systems, modernizing client information systems, and performing other IT-related professional services to government and commercial organizations.

On March 17, 2023, the Company sold effectively 75.1% of the equity of its Gray Matters, Inc. subsidiary ("GMI") to Gray Matters Data Corporation ("GMDC"). Subsequent to the sale, the Company discontinued consolidating GMI and the Company has reflected GMI as a discontinued operation in its consolidated statements of operations for all periods presented. Unless otherwise noted, all amounts and disclosures throughout these Notes to Condensed Consolidated Financial Statements for 2023 and 2022 relate to the Company's continuing operations, except Note 2, which relates to the discontinue operations and corresponding assets and liabilities held for sale of GMI. See Note 2 for further information about the sale transaction of GMI, the deconsolidation of GMI, and treatment of GMI as a discontinued operation.

Prior to March 17, 2023, we had two operating segments: Tellenger, the business unit that comprises all of our current products and services, and Blockchain SCM. Given the classification of GMI, which comprised all of the material operations of the Blockchain SCM segment, as a discontinued operation (see Note 2) as of March 17, 2023, the Company manages its business as one reportable operating segment.

Liquidity and Going Concern

During the year ended December 31, 2023, the Company used cash from operations, excluding discontinued operations, of $2,121,462 and as of December 31, 2023, had a net working capital deficit of $31,098, including cash and cash equivalents of $681,995. As of December 31, 2023, the Company had no borrowing availability under its bank line of credit. On November 15, 2023, the Company and its wholly owned subsidiary, FFN, Inc.("FFN"), entered into an Agreement and Plan of Merger ("Merger Agreement") with Firefly Neuroscience, Inc. ("Firefly"). FFN was incorporated solely for the purpose of entering into the Merger Agreement. In accordance with the Merger Agreement, FFN will merge into Firefly which will become a wholly owned subsidiary of WaveDancer, WaveDancer will change its name to Firefly Neuroscience, Inc., and the Firefly shares will be converted into WaveDancer shares (the "Merger"). The board of directors of Firefly after the Merger will consist of five members, one of whom will be designated by WaveDancer. As a condition of the Merger Agreement, on November 15, 2023, the Company also entered into a Stock Purchase Agreement with Wavetop Solutions, Inc.("Wavetop"), a company owned and controlled by WaveDancer's chairman and chief executive officer, to sell all of the outstanding shares of Tellenger, Inc. to Wavetop for $1.5 million of cash. Tellenger is the entity through which the Company operates its day-to-day business. On March 14, 2024, the Company convened a special meeting of its shareholders and received the shareholder approvals required to close the Merger. Firefly has obtained the necessary consent from its shareholders for the Merger.

The Merger Agreement requires that WaveDancer has sufficient cash on hand on the closing date to pay all its outstanding liabilities on that date including transactions fees and expenses as well as severance costs for employees that will be terminated as a result of the merger. The Company will have to raise approximately $0.8 to $1.1 million to satisfy its obligations on the closing date. In addition, Firefly has conditions it must satisfy in order for the Merger to close, including approval by Nasdaq Capital Markets LLC of its initial listing application. In order to have its listing application approved by Nasdaq, Firefly will need to raise approximately $6 million of equity as of the closing of the Merger. There is no assurance that the Company will successfully raise the capital it needs to close the Merger with Firefly, nor that all the other conditions precedent to the Merger closing will be satisfied, which creates substantial doubt about the Company's ability to continue as a going concern for at least one year from the date that the accompanying consolidated financial statements are issued. If the Merger does not close, the Company will need to raise additional capital and reduce its operating expenses to meet its ongoing cash flow requirements and there is no assurance that such efforts would be successful.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities in the ordinary course of business. The propriety of using the going-concern basis is dependent upon, among other things, the achievement of future profitable operations, the ability to generate sufficient cash from operations and potential other funding sources, in addition to cash on-hand, to meet its obligations as they become due. The Company's consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Reverse Stock Split

On October 18, 2023, the Company effected a reverse stock split of its common stock, par value $0.001 per share, (the "Common Stock") at a ratio of one-for-ten (the "Reverse Stock Split"). The Reverse Stock split affected all issued common stock and options and warrants to acquire common stock. No fractional shares were issued as a result of the reverse split and any fractional share otherwise issuable were rounded up to the nearest whole number. All shares and per share amounts in the consolidated financial statements and accompanying notes have been retroactively adjusted to give effect to the Reverse Stock Split. Following the Reverse Stock Split, the Company's issued and outstanding shares of Common Stock decreased from 19,809,834 pre-split shares to 2,013,180 post-split shares, after finalizing the rounding of fractional shares. As a result of the Reverse Stock Split, the exercise prices of the outstanding options and warrants were increased by a factor of ten.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") regarding annual financial reporting. The accompanying consolidated financial statements include the accounts of WaveDancer, Inc. and its consolidated subsidiaries (collectively, the "Company", "we" or "our"). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

Preparation of consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates due to uncertainties. On an ongoing basis, we evaluate our estimates, including those related to the allowance for credit losses; fair values of financial instruments, reporting units, intangible assets, and goodwill; useful lives of intangible assets and property and equipment; the valuation of stock-based compensation, the valuation of deferred tax assets and liabilities; and contingent liabilities, among others. We base our estimates on assumptions, both historical and forward looking, that are believed to be reasonable, and the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Revenue Recognition

See Note 3 for a detailed description of our revenue recognition policy.

Cash and Cash Equivalents

We consider all highly liquid investments with maturities of ninety days or less at the time of purchase to be cash equivalents. Deposits are maintained with a federally insured bank. Balances at times exceed federally insured limits, but management does not consider this to be a significant concentration of credit risk.

Accounts Receivable

Our payment terms for accounts receivable vary by the types of our customers and the products or services offered. Typically, we invoice for services on a monthly basis, and we invoice for product sales upon delivery.

We maintain an allowance for credit losses for accounts receivable, which is recorded as an offset to accounts receivable, and changes in such are classified as general and administrative expense in the consolidated statements of operations. We assess collectability on an individual customer basis. In determining the amount of the allowance for credit losses, we consider historical collectability based on past due status and make judgments about the creditworthiness of customers based on ongoing credit evaluations. Our allowance for doubtful accounts as of December 31, 2023 and 2022 was immaterial.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. Furniture and fixtures are depreciated over the lesser of the useful life or five years, purchased software is depreciated over the lesser of three years or the term of the license, and computer equipment is depreciated over three years. Leasehold improvements are amortized over the estimated term of the lease or the estimated life of the improvement, whichever is shorter. Maintenance and minor repairs are charged to operations as incurred. Gains and losses on dispositions are recorded in operations. See Note 7.

Stock-Based Compensation

The Company's stock-based compensation plans as of December 31, 2023 are described in Note 13 below. Total compensation expense related to these plans was $710,550 and $1,276,455 for the years ended December 31, 2023 and 2022, respectively, and is included in selling, general and administrative expenses on the consolidated statements of operations. Stock-based compensation expense for discontinued operations, excluding the effect of option forfeitures, was $65,487 and $691,472 for the years ended December 31, 2023 and 2022, respectively. The Company estimates the fair value of options granted using a Black-Scholes valuation model to establish the expense. When stock-based compensation is awarded, the expense is recognized ratably over the requisite service period. The Company recognizes forfeitures at the time the forfeiture occurs.

Equity Method Investments

The Company accounts for investments in which it owns between 20% to 50% of the common stock or has the ability to exercise significant influence, but not control, over the investee using the equity method of accounting in accordance with ASC 323 - *Equity Method Investments and Joint Ventures* ("ASC 323"). Under the equity method, an investor initially records an investment in the stock of an investee at cost and adjusts the carrying amount of the investment to recognize the investor's share of the earnings or losses of the investee after the date of acquisition. The Company reflects its share of gains and losses from the investment in equity in net loss of affiliate in the consolidated statements of operations using the most recently available earnings data at the end of the period.

In connection with the sale of GMI to GMDC on March 17, 2023, (the "Sale Date"), the Company received common stock in GMDC representing approximately 24.9% of the equity of GMDC. On August 9, 2023 the Company sold all of its GMDC common stock. During the period from March 18 through August 9, 2023, the Company accounted for its investment in GMDC in accordance with the equity method and, during that period, recognized $245,525 as its share of GMDC's net loss. See Note 2 for information about the GMI sale transaction, the deconsolidation of GMI, and the treatment of GMI as a discontinued operation.

Income Taxes

Deferred tax assets and liabilities are computed based on the difference between the financial statement and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws for the taxable years in which those differences are expected to reverse. The Company expects that recent tax law changes contained in the Inflation Reduction Act and CHIPS Act will not have a material impact on its provision for income taxes. In addition, a valuation allowance is required to be recognized if it is believed more likely than not that a deferred tax asset will not be fully realized. Authoritative guidance prescribes a recognition threshold of more likely than not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those positions to be recognized in the financial statements. The Company continually reviews tax laws, regulations and related guidance in order to properly record any uncertain tax liabilities. See Note 11.

Loss Per Share

The Company's loss per share calculation is based upon the weighted average number of shares of common stock outstanding. The dilutive effect of stock options, warrants, and other equity instruments are included for purposes of calculating diluted income per share, except for periods when the Company reports a net loss, in which case the inclusion of such equity instruments would be antidilutive. See Note 16.

Concentration of Credit Risk

During the year ended December 31, 2023, the Company's prime contracts with U.S. government agencies represented 8.8% of revenue and subcontracts under federal procurements represented 89.7% of revenue. The terms of these contracts and subcontracts vary from single transactions to five years. Three subcontracts under federal procurements represented 29.9%, 20.5% and 17.7% of revenue, respectively. Revenue from one prime contractor under which the Company has multiple subcontracts represented 55.4% of the Company's revenue in aggregate.

During the year ended December 31, 2022, the Company's prime contracts with U.S. government agencies represented 25.1% of revenue and subcontracts under federal procurements represented 71.3% of revenue. The terms of these contracts and subcontracts vary from single transactions to five years. Three subcontracts under federal procurements represented 28.4%, 17.2% and 11.2% of revenue, respectively. Revenue from one prime contractor under which the Company has multiple subcontracts represented 43.6% of the Company's revenue in aggregate.

The Company sold third-party software and maintenance contracts under agreements with one major supplier in 2023 and 2022, accounting for 2.4% and 24.3% of total revenue, respectively.

As of December 31, 2023, the Company's accounts receivable included receivables from two subcontracts under federal procurements that represented 30.2% and 29.3% of the Company's outstanding accounts receivable, respectively. Receivables from one prime contractor under which the Company has multiple subcontracts represented 70.1% of the Company's outstanding accounts receivable in aggregate.

As of December 31, 2022, the Company's accounts receivable included receivables from one prime contract and one subcontract under federal procurements that represented 26.5% and 25.8% of the Company's outstanding accounts receivable, respectively. Receivables from one prime contractor under which the Company has multiple subcontracts represented 39.2% of the Company's outstanding accounts receivable in aggregate.

Intangibles and Goodwill

The Company accounts for goodwill and other intangible assets in accordance with ASC Topic 350, *Goodwill – Intangibles and Other* ("ASC 350") and has concluded that it has one operating segment and one reporting unit for purposes of goodwill impairment testing. Goodwill is not amortized but instead tested for impairment (i) on at least an annual basis and (ii) when changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit may be below its carrying value. These circumstances include, but are not limited to, significant changes in performance relative to expected operating results; significant changes in the use of the assets; significant negative industry or economic trends; a significant decline in the Company's stock price for a sustained period of time; and changes in the Company's planned revenue or earnings. Management evaluates the recoverability of the Company's goodwill annually on October 31 or more often as events or circumstances indicate the fair value of a reporting unit is below its carrying value, including goodwill. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the reporting unit carrying amount exceeds the estimated fair value of the reporting unit.

Management evaluates the recoverability of the Company's indefinite-lived intangible assets (tradenames) annually on October 31, or more often when events or circumstances indicate a potential impairment exists.

Management evaluates the recoverability of the Company's finite-lived intangible assets and other long-lived assets when events or circumstances indicate a potential impairment exists. In determining if impairment exists, the Company estimates the undiscounted cash flows to be generated from the use and ultimate disposition of these assets or asset groups that contain those assets. If impairment is indicated based on a comparison of an asset group's carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

Recently Issued Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.* The ASU expands public entities' segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment's profit or loss and assets. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. The ASU is effective for the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and subsequent interim periods, with early adoption permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures and expects that it will result in additional disclosures.

Note 2.   Sale and Deconsolidation of GMI and Discontinued Operations

On March 17, 2023, the Company entered into and closed a Stock Purchase Agreement with GMDC, a company newly formed by StealthPoint LLC ("StealthPoint"), a San Francisco based venture fund, under which the Company sold all of the shares of its subsidiary, Gray Matters, Inc. In exchange for this sale, the Company received common shares of GMDC representing on a primary share basis, assuming the conversion of the Series A preferred stock referenced below, 24.9% interest in the purchaser, cash consideration of $935,974 and contingent annual payments equal to five percent (5%) of the purchaser's GAAP based revenue through December 31, 2029 attributable to the purchaser's blockchain-enabled digital supply chain management platform and associated technologies. GMDC also paid the Company $133,148 for certain of GMI's operating expenses for the period beginning March 1, 2023 through March 17, 2023.

The equity interest StealthPoint and other GMDC investors received was in the form of Series A non-participating convertible preferred stock having a one-times (1x) liquidation preference and no cumulative dividends. In addition, the Company and GMDC entered into a transition services agreement whereby the Company continued to provide certain administrative services for GMI. The value of these services was determined to be $65,000 which was paid by GMDC at closing and was not subject to adjustment. The $65,000 prepayment was recognized as a reduction to selling, general and administrative expenses ratably over the three-month period ended June 30, 2023 after which time no further transition services were provided. The total cash received at closing was $1,000,974. The Company also had the right to appoint a representative to GMDC's board of directors and a right to co-invest in future GMDC preferred stock financing rounds. The Company recognized a gain on the sale of GMI of $100,615 in 2023, which is included in net loss on discontinued operations in the condensed consolidated statement of operations. We deconsolidated GMI immediately upon its sale. GMDC was not a related party of the Company at the time of its purchase of GMI. Subsequent to our deconsolidation of GMI, and until our sale of GMDC common stock on August 9, 2023, GMI and GMDC were related parties of the Company due to our equity interest in GMDC.

The components of the consideration received and the methods for determining their fair values as of March 17, 2023 were as follows:

Consideration	Amount	Description and Valuation Methodology
Cash at closing	$ 935,974	Cash received at closing less estimated value of transition services to be provided.
Cash after closing	133,148	Actual cash operating expenses of GMI from March 1 through March 17, 2023 (prior to the transfer of GMI to GMDC).
GMDC common stock	581,000	Based on Series A preferred stock issuance to other GMDC investors for $3,000,000 in cash and application of an option pricing model backsolve method and a minority interest discount to estimate the fair value of the common shares of GMDC.
Contingent payments	682,000	Estimated by applying a discount rate of 40.8% to the projected cash receipts expected over the 7-year horizon.
Total consideration	$ 2,332,122	

The GMDC common stock was accounted for as an equity method investment from March 17, 2023, and through its sale on August 9, 2023. During this period, a net loss of $245,525 in the equity investment was recorded. On August 9, 2023, the Company sold its remaining equity interest in GMDC in exchange for $400,000 in cash, and recognized a gain on sale of $64,525. The contingent consideration receivable of $682,000 was settled in cash for $1,000,000 and a gain of $318,000 was recognized in the third quarter of 2023.

The following table sets forth details of net earnings from discontinued operations for the years ended December 31, 2023 and 2022, which reflects the results of our former Blockchain SCM operating segment through the date our controlling financial interest in it was sold – March 17, 2023.

	2023	2022
Revenue	$ -	$ 998,970
Cost of revenue	74,223	1,281,656
Excess of contract costs over revenue	(74,223)	(282,686)
Operating expenses -		
Salaries and benefits	484,249	1,337,788
Intangibles amortization	85,338	1,223,328
Stock based compensation, before forfeitures	65,487	691,472
Forfeiture of stock options	(407,322)	-
Other operating expenses	134,633	530,294
Change in fair value of contingent consideration	-	(930,000)
Impairment of long-lived assets	-	3,762,915
Goodwill impairment	-	6,460,168
Gain on disposal of business	(100,615)	-
Loss before income tax benefit	(335,993)	(13,358,651)
Income tax benefit	-	1,910,741
Net loss on discontinued operations	$ (335,993)	$ (11,447,910)

During the year ended December 31, 2023, there was a total of 715,000 unvested stock options forfeited by GMI employees, including 527,500 forfeited by employees who resigned from WaveDancer, on the Sale Date, and were offered employment by GMDC. Stock-based compensation expense of $407,322, previously recognized for these forfeited options, was taken back into income in 2023.

The income tax benefit is at an effective rate different from the federal statutory rate due principally to the following:

	2023	2022
Loss from discontinued operations before income tax benefit	$ (335,993)	$ (13,358,651)
Income tax benefit at federal statutory rate	70,559	2,805,317
State income tax benefit, net of federal benefit	-	392,699
Permanent Differences	-	(1,158,687)
Net Operating Loss ("NOL") expirations	(7,084)	-
Other	(47,203)	(11,675)
Change in federal valuation allowance	(16,272)	(116,913)
Income tax benefit	-	1,910,741

The following table presents the components of the assets of our discontinued operations that are classified as held for sale as of December 31, 2022. As of December 31, 2023, GMI had been sold and its accounts deconsolidated from the condensed consolidated balance sheet.

	December 31, 2022
Customer relationship intangible asset, net of amortization	$ 1,057,722
Technology intangible asset, net of amortization	760,698
Capitalized software development costs	498,425
Total assets of discontinued operations	$ 2,316,845

Note 3.   Revenue from Contracts with Customers

Revenue is recognized when all the following steps have been taken and criteria met for each contract:

- *Identification of the contract, or contracts, with a customer* - A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party's rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (ii) the contract has commercial substance and the parties are committed to perform and, (iii) it determines that collection of substantially all consideration to which the Company will be entitled in exchange for goods or services that will be transferred is probable based on the customer's intent and ability to pay the promised consideration.

- *Identification of the performance obligations in the contract* - Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the goods or service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods or services, the Company applies judgment to determine whether promised goods or services are capable of being distinct in the context of the contract. If these criteria are not met, the promised goods or services are accounted for as a combined performance obligation.

- *Determination of the transaction price* - The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer adjusted for estimated variable consideration, if any. The Company typically estimates the transaction price impact of discounts offered to the customers for early payments on receivables or rebates based on sales target achievements. Constraints are applied when estimating variable considerations based on historical experience where applicable.

- *Allocation of the transaction price to the performance obligations in the contract* - If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. The Company determines standalone selling price by considering available information such as historical selling prices of the performance obligation, geographic location, overall strategic pricing objective, market conditions and internally approved pricing guidelines related to the performance obligations.

- *Recognition of revenue when, or as, the Company satisfies performance obligations* - The Company satisfies performance obligations either over time or at a point in time as discussed in further detail below. Revenue is recognized at or over the time the related performance obligation is satisfied by transferring a promised good or service to a customer.

Nature of Products and Services

We generate revenue from the sales of information technology professional services, sales of third-party software licenses and implementation and training services, sales of third-party support and maintenance contracts based on those software products, and incentive payments received from third-party software suppliers for facilitating sales directly between that supplier and a customer introduced by the Company. We sell through our direct relationships with end customers and under subcontractor arrangements.

Professional services are offered through several arrangements – through time and materials arrangements, fixed-price-per-unit arrangements, fixed-price arrangements, or combinations of these arrangements within individual contracts. Revenue under time and materials arrangements is recognized over time in the period the hours are worked or the expenses are incurred, as control of the benefits of the work is deemed to have passed to the customer as the work is performed. Revenue under fixed-price-per-unit arrangements is recognized at a point in time when delivery of units has occurred and units are accepted by the customer or are reasonably expected to be accepted. Generally, revenue under fixed-price arrangements and mixed arrangements is recognized either over time or at a point in time based on the allocation of transaction pricing to each identified performance obligation as control of each is transferred to the customer. For fixed-price arrangements under which documentary evidence of acceptance or receipt of deliverables is not present or withheld by the customer, the Company recognizes revenue when it has the right to invoice the customer. For fixed-price arrangements for which the Company is paid a fixed fee to make itself available to support a customer, with no predetermined deliverables to which transaction prices can be estimated or allocated, revenue is recognized ratably over time.

Third-party software licenses are classified as enterprise server-based software licenses or desktop software licenses, and desktop licenses are further classified by the type of customer and whether the licenses are bulk licenses or individual licenses. The Company's obligations as the seller for each class differ based on its reseller agreements and whether its customers are government or non-government customers. Revenue from enterprise server-based sales to either government or non-government customers is usually recognized in full at a point in time based on when the customer gains use of the full benefit of the licenses, after the licenses are implemented. If the transaction prices of the performance obligations related to implementation and customer support for the individual contract is material, these obligations are recognized separately over time, as performed. Revenue for desktop software licenses for government customers is usually recognized on a gross basis at a point in time, based on when the customer's administrative contact gains training in and beneficial use of the administrative portal. Revenue for bulk desktop software licenses for non-government customers is usually recognized on a gross basis at a point in time, based on when the customer's administrative contact gains training in and beneficial use of the administrative portal. For desktop software licenses sold on an individual license basis to non-government customers, where the Company has no obligation to the customer after the third-party makes delivery of the licenses, the Company has determined it is acting as an agent, and the Company recognizes revenue upon delivery of the licenses only for the net of the selling price and its contract costs.

Third-party support and maintenance contracts for enterprise server-based software include a performance obligation under the Company's reseller agreements for it to be the first line of support (direct support) and second line of support (intermediary between customer and manufacturer) to the customer. Because of the support performance obligations, and because the amount of support is not estimable, the Company recognizes revenue ratably over time as it makes itself available to provide the support.

Incentive payments are received under reseller agreements with software manufacturers and suppliers where the Company introduces and courts a customer, but the sale occurs directly between the customer and the supplier or between the customer and the manufacturer. Since the transfer of control of the licenses cannot be measured from outside of these transactions, revenue is recognized when payment from the manufacturer or supplier is received.

Disaggregation of Revenue from Contracts with Customers

| | | Year Ended December 31, | | | |
| | 2023 | | | 2022 | |
Contract Type	Amount	Percentage		Amount	Percentage
Services time & materials	$ 6,923,176	86.7%	$	7,521,165	68.2%
Services fixed price over time	414,682	5.2%		407,611	3.7%
Services combination	131,190	1.6%		113,610	1.0%
Services fixed price per unit	324,115	4.1%		304,666	2.8%
Third-party software	188,812	2.4%		2,427,937	22.0%
Software support & maintenance	-	0.0%		142,891	1.3%
Incentive payments	-	0.0%		105,102	1.0%
Total revenue	$ 7,981,975	100.0%	$	11,022,982	100.0%

Contract Balances

Contract Liabilities

Contract liabilities consist of amounts that have been invoiced and for which the Company has the right to bill, but that have not been recognized as revenue because the related goods or services have not been transferred. Changes in contract liabilities balances in 2023 and 2022 are as follows:

Balance at December 31, 2021	$	186,835
Contract liabilities added		439,230
Revenue recognized		(443,309)
Balance at December 31, 2022		182,756
Contract liabilities added		118,018
Revenue recognized		(186,234)
Balance at December 31, 2023	$	114,540

Revenue recognized during 2023 from the balance as of December 31, 2022 was $159,307 and revenue recognized during 2022 from the balance as of December 31, 2021 was $160,809.

Costs to Obtain or Fulfill a Contract

When applicable, the Company recognizes an asset related to the costs incurred to obtain a contract only if it expects to recover those costs and it would not have incurred those costs if the contract had not been obtained. The Company recognizes an asset from the costs incurred to fulfill a contract if the costs (i) are specifically identifiable to a contract, (ii) enhance resources that will be used in satisfying performance obligations in future and (iii) are expected to be recovered. There were no such assets as of December 31, 2023, and 2022. When incurred, these costs are amortized ratably over the expected life of the customer.

Deferred Costs of Revenue

Deferred costs of revenue consist of the costs of third-party support and maintenance contracts for enterprise server-based software, as well direct costs associated with contract deliverables for which control of the work product has not passed to the customer and contract revenue has not been recognized. These costs are reported under the prepaid expenses and other current assets caption on the Company's consolidated balance sheets. The Company recognizes these direct costs ratably over time as it makes itself available to provide its performance obligation for software support, commensurate with its recognition of revenue. Changes in deferred costs of revenue balances during 2023 and 2022 are as follows:

Balance at December 31, 2021	$	154,218
Deferred costs added		223,148
Deferred costs expensed		(220,647)
Balance at December 31, 2022		156,719
Deferred costs added		100,098
Deferred costs expensed		(168,829)
Balance at December 31, 2023	$	87,988

Note 4.   Leases

The Company has two significant operating leases, one for its headquarters offices in Fairfax, Virginia and one for additional office space in Annapolis, Maryland. The leases both commenced in 2021 and have original lease terms ranging from 37 to 67 months and rental rates escalate by approximately 2.5% annually under both leases. The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use operating lease assets and operating lease liabilities in the Company's consolidated balance sheets as of December 31, 2023 and 2022.

As of December 31, 2023 and 2022, the Company does not have any sales-type or direct financing leases.

The Company's operating lease asset represents its right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Since the lease does not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease asset also includes any lease payments made and excludes lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease agreement includes rental payments escalating annually for inflation at a fixed rate. These payments are included in the initial measurement of the operating lease liability and operating lease asset. The Company does not have any rental payments which are based on a change in an index or a rate that can be considered variable lease payments, which would be expensed as incurred.

The Company's lease agreements do not contain any material residual value guarantees or material restrictions or covenants.

The Company does not sublease any real estate to third parties.

As of December 31, 2023, our two operating leases had a weighted average remaining lease term of 25 months and a weighted average discount rate of 5.1%. Future lease payments under operating leases as of December 31, 2023 were as follows:

2024	$	174,721
2025		74,804
2026		70,220
Total lease payments		319,745
Less: discount		(19,811)
Present value of lease liabilities	$	299,934

The total expense incurred related to its operating leases was $152,211 and $214,241 for the years ended December 31, 2023 and 2022, respectively, and is included in selling, general and administrative expenses on the consolidated statements of operations.

Note 5.   Receivables

Accounts receivable as of December 31, 2023 and 2022, consist of the following:

	December 31, 2023		December 31, 2022	
Billed federal government	$	1,110,001	$	1,573,407
Billed commercial and local government		6,600		56,152
Unbilled receivables		1,261		-
Accounts receivable	$	1,117,862	$	1,629,559

Billed receivables from the federal government include amounts due from both prime contracts and subcontracts where the federal government is the end customer. Unbilled receivables include short-term contract assets where billing cycles differ from calendar months, or a monthly fixed billing amount does not reflect the revenue earned in a given month. The accounts receivable balance as of December 31, 2021, was $1,664,862.

F-14

Note 6.   Fair Value Measurements

The Company defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

- Level 1—Quoted prices in active markets for identical assets or liabilities;

- Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table represents the fair value hierarchy for the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2023 and 2022:

| | December 31, 2023 | | | |
	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 631,258	$ -	$ -	$ 631,258

| | December 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 58,242	$ -	$ -	$ 58,242

The following table reflects the change in fair value of our financial instruments measured at fair value on a recurring basis based on Level 3 inputs:

Fair value of contingent consideration:	
December 31, 2021	$ 930,000
Additions	-
Changes in Fair Value	(930,000)
December 31, 2022	-
Additions	682,000
Changes in Fair Value	-
Settlements	(682,000)
December 31, 2023	$ -

Money market funds are highly liquid investments and are included in cash and cash equivalents on the consolidated balance sheets. The pricing information on these investment instruments is readily available and can be independently validated as of the measurement date. This approach results in the classification of these securities as Level 1 of the fair value hierarchy. See Note 2 for a discussion of the fair value of contingent consideration.

The carrying amounts of financial instruments such as accounts receivable and accounts payable approximate the related fair value due to the short-term maturities of these instruments.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

There were no gains or losses on assets measured at fair value on a nonrecurring basis in 2023. The following table is a summary of losses on assets measured at fair value on a nonrecurring basis in 2022, which are included in loss from discontinued operations on the consolidated statement of operations:

	2022
Impairment of long-lived assets	
Intangible assets	$ 3,649,193
Right of use assets	113,722
	3,762,915
Impairment of goodwill	6,460,168
Total	$ 10,223,083

During the third quarter of 2022, our Gray Matters reporting unit, which was the same as our former Blockchain SCM operating segment, experienced delays in receiving approval from its government customer of certain milestone achievements specified in our contract with that customer. This delay, in turn, resulted in a decline in the reporting unit's estimated future cash flows. Accordingly, we performed an interim goodwill impairment test as of September 30, 2022, prior to our annual impairment test and the estimated fair value of the Gray Matters reporting unit was determined to be lower than its carrying value. In the third quarter of 2022, we recorded a non-cash pre-tax and after-tax charge of $2,254,624 to impair the carrying value of this reporting unit's goodwill.

For our third quarter 2022 interim goodwill impairment testing, the fair value of the reporting unit was determined using an income approach based on a discounted cash flow ("DCF") model which requires a complex series of judgments about future events and uncertainties and relies heavily on estimates of expected cash flows, an appropriate discount rate, and a terminal growth rate. Any changes in key assumptions, including failure to grow the revenue and improve the profitability of GMI, or other unanticipated events and circumstances, may affect such estimates. Fair value assessments of the reporting unit are considered a Level 3 measurement due to the significance of unobservable inputs developed using company specific information. The discount rate and terminal growth rate used in our 2022 third quarter interim impairment test for the Gray Matters reporting unit were 22.5% and 3.0%, respectively.

On January 18, 2023 we executed a non-binding letter of intent to sell of the shares of GMI to an affiliate of the venture capital firm StealthPoint LLC ("SP"). While the Company continued to believe in the long-term commercial viability of its Blockchain SCM product, we also believed that GMI would continue to incur losses for a longer period than was originally estimated and would require additional cash investment before it could generate positive cash flow. As of December 31, 2022, we determined that the ongoing discussions with SP and negotiations of potential value of our Gray Matters reporting unit were considered trigger events for purposes of evaluating the recoverability of that reporting unit and its associated goodwill.

The components of the consideration and methods for valuing them to determine the fair value of the Gray Matters reporting unit were as follows:

Consideration	Amount	Description and Valuation Methodology
Cash at closing	$ 935,974	Cash received at closing less estimated value of transition services to be provided.
Cash after closing	133,148	Actual cash operating expenses of GMI from March 1 through March 17, 2023 (prior to the transfer of GMI to GMDC).
GMDC common stock	581,000	Based on Series A preferred stock issuance to other GMDC investors for $3,000,000 in cash and application of an option pricing model backsolve method and a minority interest discount to estimate the fair value of the common shares of GMDC.
Contingent payments	682,000	Estimated by applying a discount rate of 40.8% to the projected cash receipts expected over the 7-year horizon. (See Note 5).
Total consideration	$ 2,332,122	

As a result of the December 31, 2022 impairment testing of the GMI reporting unit, we recorded a non-cash pre-tax charge for impairment of definite lived intangible assets of $3,649,193, which resulted in a deferred tax benefit of $910,147 and a non-cash pre-tax and after-tax charge of $4,205,544 to impair the remaining balance of goodwill, bringing the total goodwill impairment to $6,460,168 for 2022. We also recorded a non-cash pre-tax impairment charge of right of use assets of $113,722 which resulted in a deferred tax benefit of $16,116.

The Company consummated the transaction with StealthPoint on March 17, 2023, and immediately deconsolidated GMI. See Note 2.

Note 7.   Property and Equipment

Property and equipment consist of the following as of December 31:

	2023	2022
Computer equipment and purchased software	$ 365,874	$ 365,874
Furniture and equipment	117,307	117,307
Leasehold improvements	7,438	7,438
Property and equipment, gross	490,619	490,619
Less: Accumulated depreciation	(432,620)	(391,628)
Property and equipment, net	$ 57,999	$ 98,991

Depreciation and amortization expense related to property and equipment for the years ended December 31, 2023 and 2022, totaled $40,992 and $43,742, respectively.

Note 8.   Intangible Assets

The following table summarizes our intangible assets as of December 31, 2023 and 2022 and the changes during 2023:

	Weighted Average Useful Life (Years)	Balance December 31, 2022		Additions		Balance December 31, 2023
Intangible assets with estimated useful lives						
Customer relationships	8.0	$ 1,090,000	$	-	$	1,090,000
Non-compete agreements	3.0	120,000		-		120,000
Accumulated amortization		(308,217)		(176,244)		(484,461)
Sub-total		901,783		(176,244)		725,539
Intangible assets with indefinite lives						
Trade names	Indefinite	280,000		-		280,000
Net identifiable intangible assets		$ 1,181,783	$	(176,244)	$	1,005,539

As of December 31, 2023, expected amortization expense relating to purchased intangible assets for each of the next five years and thereafter is as follows:

2024	$	146,307
2025		136,248
2026		136,248
2027		136,248
2028		136,248
Thereafter		34,240
Total	$	725,539

Note 9.   Settlement of Litigation

On April 28, 2023, the Company and Jeffrey Gerald, the individual from whom the WaveDancer purchased all the outstanding shares of GMI, executed an agreement to settle pending litigation between them (the "Settlement Agreement"). On January 25, 2023, Gerald, as the result of the termination of his employment, filed a lawsuit against the Company for one year's severance of $150,000 and benefits to which he claimed he was entitled under his employment agreement with the Company. He had also claimed an anticipatory breach of the payment of $1,500,000 of deferred consideration otherwise due him on December 10, 2023, under the Stock Purchase Agreement between him and the Company and an anticipatory breach to release from escrow 43,648 shares of the Company's common stock which are held in escrow for application against potential indemnity claims under the Stock Purchase Agreement.

The Company filed an answer denying Gerald's claims. In addition, the Company filed a counterclaim seeking damages from Gerald associated with the acquisition transaction and arising under the Stock Purchase Agreement.

The principal terms of the Settlement Agreement were:

(a) All amounts due to Gerald related to the GMI acquisition, including the $1,500,000 of deferred consideration, were deemed satisfied and such obligations were extinguished;
(b) The Company removed restrictions from 43,648 shares of the Company's common stock;
(c) The Company paid Gerald $25,000 as reimbursement for legal costs; and,
(d) Gerald and the Company agreed to mutual general releases of one another.

As a result of the settlement, the Company recognized a gain, net of expenses, of $1,442,468.

Note 10.   Revolving Line of Credit

On September 30, 2022, the Company entered a revolving line of credit with Summit Community Bank ("Summit") that provided for on-demand or short-term borrowings of up to $1,000,000 at a variable interest rate equal to the prime rate as published in *The Wall Street Journal*, with a minimum rate of 3.99% and a maximum rate of 20.00%, and subject to a borrowing base calculated using outstanding accounts receivable. Borrowings under the line of credit are secured by the assets of the Company. The line of credit initially expired on May 16, 2023, after which Summit made several extensions of the expiration date, with the most recent extension being made to May 16, 2024. In connection with an extension of the expiration date of the line of credit, the maximum amount of borrowings permitted under the line was reduced to $500,000. As of December 31, 2023 and 2022, there was $500,000 and $425,000 outstanding, respectively, and $0 and $575,000 of borrowing availability, respectively. The interest rate in effect as of December 31, 2023, was 8.5%.

As of December 31, 2023, the fair value of debt outstanding on our revolving line of credit approximates its carrying value due to the short term nature of the facility.

Note 11.   **Income Taxes**

Income tax (benefit) expense for the years ended December 31, 2023 and 2022 consists of the following:

	2023	2022
Current income tax (benefit) expense		
Federal	$ (3,101)	$ 2,533
State & Local	3,450	7,566
	349	10,099
Deferred income tax (benefit) expense		
Federal	(25,650)	795,001
State & Local	(17,284)	7,357
	(42,934)	802,358
Income tax (benefit) expense	$ (42,585)	$ 812,457

The income tax (benefit) expense is at an effective rate different from the federal statutory rate due principally to the following:

	2023	2022
Loss from continuing operations before taxes	$ (1,741,027)	$ (5,493,471)
Income tax benefit at federal statutory rate	$ (365,616)	$ (1,153,629)
State income tax benefit, net of federal benefit	(247,516)	13,334
Permanent Differences	(1,782,519)	155,260
Net Operating Loss ("NOL") expirations	28,617	12,431
Other	31,234	(174,566)
Change in federal valuation allowance	2,293,215	1,959,627
Income tax (benefit) expense	$ (42,585)	$ 812,457

Deferred Income Taxes

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities were as follows:

	2023	2022
Deferred tax assets:		
Net operating losses	$ 2,278,585	$ 2,649,902
Capital loss carryforward	2,187,720	-
Stock-based compensation	742,282	743,915
Transaction costs	61,623	-
Accrued vacations	41,287	46,665
Accrued commissions	4,980	17,836
Other	14,008	29,534
Deferred tax assets before valuation allowance	5,330,485	3,487,852
Valuation allowance	(5,102,758)	(2,793,271)
Net deferred tax assets	227,727	694,581
Deferred tax liabilities:		
Intangible Assets	(243,914)	(753,702)
Net deferred tax liabilities	$ (16,187)	$ (59,121)

The Company has net operating loss carryforwards of approximately $15.4 million, of which $1.2 million will expire, if unused, between the years 2024 and 2037. As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets.

The Company has analyzed its income tax positions using the criteria required by U.S. GAAP and concluded that, as of December 31, 2023 and 2022, it has no material uncertain tax positions and no interest and penalties have been accrued. The Company has elected to recognize any estimated penalties and interest on its income tax liabilities as a component of its provision for income taxes.

Our income tax returns are subject to examination by income taxing authorities in all jurisdictions for which we file tax returns, generally for three years after each return was filed, but extending to years from which net operating loss carryforwards are utilized to reduce current year taxes. We are not currently under audit in any jurisdiction.

Note 12.   **401(k) Plans**

We have two 401(k) Savings Plans that qualify as deferred salary arrangements under Section 401(k) of the Internal Revenue Code. Under these 401(k) Plans, matching contributions are based upon the amount of the employees' contributions subject to certain limitations. We recognized expense of $125,394 and $163,642 for the years ended December 31, 2023 and 2022, respectively, which is included in cost of professional fees and selling, general and administrative expenses on the consolidated statements of operations.

Note 13. **Stock-Based Compensation**

We have three stock-based compensation plans. The 2006 Stock Incentive Plan was adopted in 2006 ("2006 Plan") and had options granted under it through April 12, 2016. The 2016 Stock Incentive Plan ("2016 Plan") was adopted in 2016 ("2016 Plan") and had options granted under it through November 15, 2021. On October 11, 2021, the Board of Directors approved the 2021 Stock Incentive Plan ("2021 Plan") and on December 2, 2021, our shareholders approved the plan.

The Company recognizes compensation costs for those shares expected to vest on a straight-line basis over the requisite service period of the awards. The fair values of option awards granted in 2023 and 2022 were estimated using the Black-Sholes option pricing model under the following assumptions:

	2023		2022	
Risk-free interest rate	4.6	%	1.9% - 4.3%	
Dividend yield	0	%	0	%
Expected term (years)	3.25 - 3.50		3.25 - 6.00	
Expected volatility	33.5% - 36.7%		45.8% - 48.1%	

Determining the assumptions for the expected term and volatility requires management to exercise significant judgment. The expected term represents the weighted-average period that options granted are expected to be outstanding giving consideration to vesting schedules. Since the Company does not have an extended history of actual exercises, the Company has estimated the expected term using a simplified method which calculates the expected term as the average of the time-to-vesting and the contractual life of the awards. Given the limited public market for the Company's stock, the Company has elected to estimate its expected volatility by benchmarking its volatility to that of several public company issuers that operate within its market segment. The guideline companies' volatility was increased by a size adjustment premium to compensate for the difference in size between the guideline companies and the Company in its calculation.

2021 Stock Incentive Plan

The 2021 Plan became effective October 11, 2021 and expires October 11, 2031. The 2021 Plan provides for the granting of equity awards to key employees, including officers and directors. The maximum number of shares for which equity awards may be granted under the 2021 Plan is 500,000. Options under the 2021 Plan expire no later than ten years from the date of grant or after prescribed periods of time after employment ceases, whichever comes first, and vest over periods determined by the Board of Directors. The minimum exercise price of each option is the fair market value of the Company's stock on the date of grant. Under the Plan, fair market value means the average of the reported high and low sale prices of our common stock on the Nasdaq Stock Market. As of December 31, 2023 and 2022, there were 330,700 and 350,700, respectively, of outstanding unexpired options issued under the 2021 Plan, of which 169,520 and 129,500, respectively, were exercisable, and there were 60,800 and 145,800, respectively, options available to be granted.

2016 Stock Incentive Plan

The 2016 Plan became effective June 1, 2016, and expires April 4, 2026. The 2016 Plan provides for the granting of equity awards to key employees, including officers and directors. The maximum number of shares for which equity awards may be granted under the 2016 Plan is 1,000,000. Options under the 2016 Plan expire no later than ten years from the date of grant or after prescribed periods of time after employment ceases, whichever comes first, and vest over periods determined by the Board of Directors. The minimum exercise price of each option is the quoted market price of the Company's stock on the date of the grant. As of December 31, 2023 and 2022, there were 53,100 and 77,350 options, respectively, of outstanding unexpired options under the 2016 Plan, of which 47,850 and 62,975 were exercisable, respectively. No additional options may be granted under the 2016 Plan.

2006 Stock Incentive Plan

The 2006 Plan became effective May 18, 2006, and expired April 12, 2016. The 2006 Plan provides for the granting of equity awards to key employees, including officers and directors. The maximum number of shares for which equity awards could be granted under the 2006 Plan was 195,000. Options under the 2006 Plan expire no later than ten years from the date of grant or after prescribed periods of time after employment ceases, whichever comes first, and vested over periods determined by the Board of Directors. There were 7,200 and 27,200 outstanding unexpired options remaining from the 2006 Plan as of December 31, 2023 and 2022, respectively, all of which were exercisable.

The status of the options issued under the foregoing option plans as of December 31, 2023 and 2022, and changes during the years then ended were as follows:

	Shares	Weighted average exercise price per share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2021	290,450	$ 31.70	4 years, 11 months	$ 5,195,253
Options granted	195,200	28.15		
Options exercised	(26,400)	2.80		
Options expired	(500)	3.50		
Options forfeited	(3,500)	13.00		
Outstanding at December 31, 2022	455,250	$ 32.05	6 years, 5 months	$ 95,937
Options granted	85,000	2.11		
Options exercised	(2,000)	3.70		
Options expired	(59,750)	23.53		
Options forfeited	(87,500)	30.11		
Outstanding at December 31, 2023	391,000	$ 27.43	5 years, 4 months	$ 998
Exercisable at December 31, 2023	224,570	$ 36.61	4 years, 6 months	$ 998

The total intrinsic value of options exercised in the years ended December 31, 2023 and 2022 was $610 and $756,888, respectively.

Nonvested stock option awards as of December 31, 2023 and 2022, and changes during the years then ended were as follows:

	Nonvested		
	Shares	Weighted average exercise price per share	Weighted average grant date fair value
Nonvested at December 31, 2021	95,250	$ 40.70	$ 15.10
Granted	195,200	28.15	13.65
Vested	(51,375)	39.00	14.70
Forfeited	(3,500)	13.00	13.00
Nonvested at December 31, 2022	235,575	$ 31.10	$ 14.00
Granted	85,000	2.11	0.65
Vested	(58,145)	33.47	13.82
Expired	(8,500)	49.82	21.45
Forfeited	(87,500)	30.11	12.68
Nonvested at December 31, 2023	166,430	$ 15.04	$ 6.60

As of December 31, 2023, unrecognized compensation cost associated with non-vested share-based employee and non-employee compensation totaled $329,622, which is expected to be recognized over a weighted average period of 16 months.

Note 14.   Common Stock Purchase Agreement

On July 8, 2022, we entered into a Common Stock Purchase Agreement (the "Purchase Agreement") and a Registration Rights Agreement (the "Registration Rights Agreement") with B. Riley Principal Capital II, LLC ("B. Riley"). Pursuant to the Purchase Agreement, subject to certain limitations and conditions, the Company has the right, but not the obligation, to sell to B. Riley up to $15,000,000 of shares of the Company's common stock, par value $0.001 per share ("Common Stock"), from time to time. Sales of Common Stock to B. Riley under the Purchase Agreement, and the timing of any such sales, are solely at the Company's option, and the Company is under no obligation to sell any securities to B. Riley under the Purchase Agreement. Pursuant to the Registration Rights Agreement, the Company agreed to file a registration statement with the Securities Exchange Commission (the "SEC") to register under the Securities Act of 1933, as amended (the "Securities Act") the resale by B. Riley of up to 4,500,000 shares of Common Stock that the Company may issue or elect, in the Company's sole discretion, to issue and sell to B. Riley, from time to time under the Purchase Agreement. We issued 119,780 common shares valued at $150,000 to B. Riley as a commitment fee. The cost of the shares was charged to additional paid in capital during the twelve months ended December 31, 2023.

During the twelve months ended December 31, 2023, the Company sold 27,429 shares of common stock under the Purchase Agreement at an average price of $6.30 per share, net of fees of approximately $0.30 per share. The net proceeds from these sales were $172,108. There were no sales under the Purchase Agreement during the twelve months ended December 31, 2022.

Note 15.   Private Offerings of Common Stock

On September 29, 2023, the Company sold 35,000 unregistered shares of its common stock to G. James Benoit, Jr., its chairman and chief executive officer, in a private offering at a price of $5.00 per share from which it raised $175,000 of immediately available cash proceeds.

In August 2022 the Company sold 157,256 unregistered shares of its common stock in a private offering at a price of $12.00 per share from which it raised $1,887,000 of immediately available cash proceeds, including $600,000 from Mr. Benoit for 50,000 shares at $12.00 per share.

The total offering costs associated with the sales of unregistered shares of common stock in 2023 and 2022 were not material.

The shares in the private offering transactions in September of 2023 and August of 2022 were unregistered and subject to a holding period of up to one year under SEC Rule 144 before the securities are able to be sold in the public market.

Note 16.   **Loss Per Share**

Basic loss per share excludes dilution and is computed by dividing the loss attributable to common shareholders by the weighted-average number of shares outstanding for the period. Diluted (loss) income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, except for periods when the Company reports a net loss, because the inclusion of such items would be antidilutive. The antidilutive effect of 30,946 and 84,173 shares from stock options, and zero and 7,538 shares from warrants were excluded from diluted shares for the years ended December 31, 2023 and 2022, respectively.

Note 17.   **Financial Statement Captions**

The following table summarizes the Company's prepaid expenses and other current assets as of December 31, 2023 and 2022:

		2023		2022
Deferred costs of revenue	$	87,988	$	156,719
Stock issuance costs		-		150,000
Prepaid insurance		116,496		96,168
Licenses and subscriptions		59,322		39,558
Other		3,545		-
Total	$	267,351	$	442,445

The following table summarizes the Company's other current liabilities as of December 31, 2023 and 2022:

		2023		2022
Legal and professional fees	$	242,240	$	190,200
Cost of professional services		-		45,762
Cost of software sales		-		19,180
Directors' fees		21,250		-
Interest expense		3,403		1,195
Other		711		27,160
Total	$	267,604	$	283,497

EXHIBIT INDEX

Exhibit No.	Exhibit
2.1	Plan of Domestication (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed on December 16, 2021)
3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed on December 16, 2021)
3.2	Bylaws (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed on December 16, 2021)
4.1	Description of Securities (incorporated by reference to Exhibit 4.1 of the 2021 Company's Annual Report on Form 10-K filed on April 12, 2022)
10.1+	Executive Employment Agreement, by and between the Company and G. James Benoit, Jr. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on August 30, 2021)
10.2+	Executive Employment Agreement, by and between the Company and Timothy G. Hannon (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on March 24, 2022)
10.3	Form of Warrant (Incorporated by reference to Exhibit 4.1 to Form 8-K filed on August 30, 2021)
10.4	Commercial Line of Credit Renewal Agreement, dated April 30, 2022, by and between the Company, Tellenger, Inc. and Summit Community Bank (incorporated by reference to Exhibit 10.4 of the 2022 Company's Annual Report on Form 10-K filed on April 17, 2023).
10.5	Business Loan Agreement, dated April 30, 2022, by and between the Company, Tellenger, Inc. and Summit Community Bank (incorporated by reference to Exhibit 10.5 of the 2022 Company's Annual Report on Form 10-K filed on April 17, 2023).
10.6	Commercial Security Agreement, dated April 30, 2022, by and between the Company, Tellenger, Inc. and Summit Community Bank (incorporated by reference to Exhibit 10.6 of the 2022 Company's Annual Report on Form 10-K filed on April 17, 2023).
10.7+	2006 Stock Incentive Plan (incorporated by reference to Appendix A of the Company's definitive proxy statement on Schedule 14A filed on April 19, 2006)
10.8+	2016 Stock Incentive Plan (incorporated by reference to Exhibit A of the Company's definitive proxy statement filed on April 11, 2016)

10.9+   2021 Stock Incentive Plan (incorporated by reference to Appendix 4 of the Company's definitive proxy statement filed on October 26, 2021)

10.10   Form of Series A Warrant (Incorporated by reference to Exhibit 4.1 to Form 8-K filed on December 16, 2021)

10.11   Common Stock Purchase Agreement by and between WaveDancer, Inc., and B. Riley Principal Capital II, LLC dated July 8, 2022 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on July 11, 2022)

10.12   Registration Rights Agreement by and between WaveDancer, Inc., and B. Riley Principal Capital II, LLC dated July 8, 2022 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on July 11, 2022)

21.1*   Subsidiaries of the Company

23.1*   Consent of Independent Registered Public Accounting Firm, CohnReznick LLP

24.1*   Power of Attorney (included as part of the signature page of this Annual Report on Form 10-K)

31.1*   Rule 13a-14(a) / 15a-14(a) Certification by Chief Executive Officer

31.2*   Rule 13a-14(a) / 15a-14(a) Certification by Chief Financial Officer

32.1**   Section 1350 Certifications of Chief Executive Officer and Chief Financial Officer

101.INS*   Inline XBRL Instance Document

101.SCH*   Inline XBRL Taxonomy Extension Schema Document

101.CAL*   Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB*   Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*   Inline XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF*   Inline XBRL Taxonomy Extension Definition Linkbase Document

104*   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.INS)

+   Management contract, compensatory plan or arrangement.
*   Filed herewith.
** Furnished herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WaveDancer, Inc.

By: /s/ G. James Benoit
        G. James Benoit, Chief Executive Officer
        March 20, 2024

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints G. James Benoit and Timothy G. Hannon, jointly and severally, his attorney-in-fact, each with the full power of substitution, for such person, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might do or could do in person hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ G. James Benoit G. James Benoit	Chief Executive Officer	March 20, 2024
By: /s/ Timothy G. Hannon Timothy G. Hannon	Chief Financial Officer	March 20, 2024
By: /s/ Paul B. Becker Paul B. Becker	Director	March 20, 2024
By: /s/ James C. DiPaula, Jr. James C. DiPaula, Jr.	Director	March 20, 2024
By: /s/ Jack L. Johnson, Jr. Jack L. Johnson, Jr.	Director	March 20, 2024
By: /s/ William Pickle William Pickle	Director	March 20, 2024
By: /s/ Bonnie K. Wachtel Bonnie K. Wachtel	Director	March 20, 2024

50

Exhibit 21.1

SUBSIDIARIES OF WAVEDANCER, INC.

Subsidiary	State of Incorporation
Tellenger, Inc.	Maryland
FFN Merger Sub	Delaware

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

1) Registration Statement (Form S-1 No. 333-266096) of WaveDancer, Inc. ("the Company"),
2) Registration Statement (Form S-8 No. 333-138836) pertaining to the 2006 Stock Incentive Plan,
3) Registration Statement (Form S-8 No. 333-259377) pertaining to the 2016 Stock Incentive Plan, and
4) Registration Statement (Form S-8 No. 333-262097) pertaining to the 2021 Stock Incentive Plan;

of our report, dated March 20, 2024, on our audits of the consolidated financial statements of WaveDancer, Inc. as of December 31, 2023 and 2022, and for the years then ended, included in this Annual Report on Form 10-K for the year ended December 31, 2023, which includes an explanatory paragraph relating to the Company's ability to continue as a going concern.

/s/ CohnReznick LLP

Tysons, Virginia
March 20, 2024

EXHIBIT 31.1

CERTIFICATION

I, G. James Benoit, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of WaveDancer, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 20, 2024   By: /s/ G. James Benoit, Jr.
                                                                              G. James Benoit, Jr.
                                                                              Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Timothy G. Hannon, certify that:

1. I have reviewed this annual report on Form 10-K of WaveDancer, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 20, 2024   By: /s/ Timothy G. Hannon
                                                                                                        Timothy G. Hannon
                                                                                                        Chief Financial Officer

Exhibit 32.1

SECTION 1350 CERTIFICATIONS

I, G. James Benoit, Jr., Chief Executive Officer of WaveDancer, Inc., and I, Timothy G. Hannon, Chief Financial Officer of WaveDancer, Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 10-K for the year ended December 31, 2023 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of WaveDancer, Inc.

Date: March 20, 2024

/s/ G. James Benoit, Jr.
G. James Benoit, Jr.
Chief Executive Officer

/s/ Timothy G. Hannon
Timothy G. Hannon
Chief Financial Officer

CORPORATE INFORMATION

DIRECTORS AND EXECUTIVE OFFICERS

Jon Olsen
Chief Executive Officer and Director

Paul Krzywicki
Chief Financial Officer

Gil Issachar
Chief Technology Officer

Samer Kaba
Chief Medical Officer

David Johnson
Executive Chairman

David DeCaprio
Director

Greg Lipschitz
Director

Arun Menawat
Director

Brian Posner
Director

Stella Vnook
Director

CORPORATE HEADQUARTERS

1100 Military Road
Kenmore, NY 14217

STOCK LISTING

Nasdaq Capital Market: AIFF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDED DECEMBER 31, 2024

Marcum Canada, LLP
199 Bay Street, 4000
Toronto, Ontario M5L 1A9
Canada

TRANSFER AGENT AND REGISTRAR

Broadridge Issuer Direct Corporation
One Glenwood Ave, Suite 1001
Raleigh, NC 27603

ANNUAL MEETING OF STOCKHOLDERS

The 2024 Annual Meeting of Stockholders will be held at 10:00 a.m., Eastern Time, on December 27, 2024, only via live webcast over the Internet at
www.virtualshareholdermeeting.com/AIFF2024.

Stockholders of record on November 15, 2024, are entitled to notice of and to vote at the 2024 Annual Meeting.

COMPANY WEBSITE

www.fireflyneuro.com